BREAKTHROUGH SIMPLICITY™



SKYWORKS® Solutions Inc

2005 ANNUAL REPORT

Skyworks Solutions, Inc. is an industry leader in radio solutions and precision analog semiconductors servicing a diversified set of mobile communications applications. The company's power amplifiers, front-end modules and direct-conversion transceivers are at the heart of many of today's leading-edge multimedia handsets, cellular base stations and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a diverse set of automotive, broadband, industrial and medical customers.

Headquartered in Woburn, Massachusetts, USA, Skyworks operates worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America.

Financial Highlights

REVENUE
(DOLLARS IN MILLIONS)


$543
$618
$784
$792
FY02
FY03
FY04
FY05

PRO FORMA OPERATING INCOME
(DOLLARS IN MILLIONS)


($72)
$3
$64
$55
FY02
FY03
FY04
FY05

PRO FORMA EARNINGS PER SHARE
(IN DOLLARS)


($0.59)
($0.13)
$0.31
$0.27
FY02
FY03
FY04
FY05

CASH AND INVESTMENTS BALANCE
(DOLLARS IN MILLIONS AT END OF FISCAL YEAR)


$53
$171
$215
$236
FY02
FY03
FY04
FY05

Please see the table on page 102 for a full reconciliation of pro forma information to GAAP.



Dear Stockholders,

Fiscal 2005 was a defining year for Skyworks. We grew our year-over-year revenue, gained market share with our highly integrated products, and delivered profitability every quarter. Our customers continued to demonstrate the high value they place on our solutions, particularly our front-end modules (FEMs), multimode radios and newest linear products. In fact, we began the year with a worldwide power amplifier (PA) market share of roughly 35 percent and exited 2005 with a greater than 40 percent position. In addition, our patented radio solutions went from being adopted by two of the leading handset OEMs to four by fiscal year end. More specifically, we:

- Delivered over $790 million in revenue, a record high
- Generated positive cash flow from operations in every quarter
- Gained market share with our transmit FEMs, shipping over 20 million units in the fourth quarter alone
- Introduced Helios™, our highly integrated EDGE radio solution
- Launched Lynx™, our complete system solution for EDGE
- Entered the high-growth bulk acoustic wave (BAW) filter market, and
- Settled our litigation with Qualcomm on favorable terms.

We also captured market share with our growing portfolio of linear products by leveraging our core analog design and modeling capabilities, along with our strong catalog sales channels and specialized distributor networks.

During the fiscal year, our Linear Products business unit introduced a variety of new and differentiated solutions for non-handset applications and reached volume production with precision analog devices ranging from:

- Innovative CMOS switches for satellite receiver applications, to
- Low power integrated circuits in support of a Fortune 500 medical technology company, to
- Automotive tire pressure sensing devices, to
- Gain blocks that support multiple applications, and
- Base station receivers for the 3G infrastructure market.

The common thread among these products is that they have longer product life cycles and higher gross margins than our corporate average. Our recent market traction exemplifies our ability to capitalize upon our core capabilities and successfully complement our existing leadership position within Mobile Platforms.

MARKET DYNAMICS

In 2005, tier-one OEMs gained share from what had been a growing list—particularly within Asia—of local, indigenous handset suppliers, as consumers placed a high value on brand. According to market data compiled by JP Morgan, the world's top five handset OEMs have increased their aggregate share a full nine points over the last several quarters, from 71 percent of the worldwide market to approximately 80 percent.

The technology breadth and depth we enjoy today provides us with significant competitive advantages, particularly as our customers demand highly integrated, multimedia-enabled solutions.

This market shift played to our core technical strengths within our Mobile Platforms business and the deep customer relationships we have with the industry's leading handset providers. Given the consolidation in the market towards tier-one OEMs, we intensified our focus at each of our key accounts where the opportunities are most significant, allowing us to:

- Leverage our engineering and software expertise to develop the industry's first DigRF radio solution that was subsequently adopted by Motorola
- Move towards a product mix with higher gross margin, and
- Focus on expanding our leadership position within our Mobile Platforms business.

Perhaps even more dramatic than the consolidation among the top-tier OEMs is the industry's projection for next-generation handsets, which require voice and high speed data in the same phone. These new platforms deliver a host of multimedia features to the user including high quality audio reception, video streaming, high resolution cameras and Web browsing, to name just a few. This requirement significantly shapes and influences what our customers demand. There is a greater need for compatibility among the RF, the analog/mixed signal and software to help maintain the integrity of both the voice and data simultaneously. Handset customers are therefore engaging today's suppliers as partners, and much earlier in the development process, whereas in the past OEMs could mix and match PAs and transceivers much more readily. Going forward, the link between the FEM, radio and software is increasingly critical and can no longer be easily decoupled. Our integration strategy allows us to meet this demand, lower overall bill of material costs and provide handset manufacturers faster time-to-market, while at the same time we increase our content per handset and average selling prices—a true win-win.



SENIOR MANAGEMENT TEAM
Top Row Left to Right: Kevin D. Barber, Bruce J. Freyman, Liam K. Griffin, Allan M. Kline and George M. LeVan
Bottom Row Left to Right: Thomas S. Schiller, Nien-Tsu Shen, Stanley A. Swearingen, Jr., Mark V.B. Tremallo and Gregory L. Waters

OUR FUTURE

As you may recall, Skyworks was created first and foremost as a solutions company. The technology breadth and depth we enjoy today provides us with significant competitive advantages, particularly as our customers demand highly integrated, multimedia-enabled solutions. Our ability to span the spectrum of RF capabilities—from FEMs (which incorporate switches, PAs, passives and multi-chip module packaging) to a single chip radio to the digital interfaces with the baseband—are invaluable as top-tier OEMs look to develop data-rich platforms.

With Skyworks today providing complete radio solutions to four of the world's top five handset OEMs that require this functionality, we are uniquely positioned to:

- More than double our addressable content per handset as we capture increasing RF content
- Solidify our already strong positions at each of these leadership accounts, and finally
- Create a base for further RF, analog and mixed signal semiconductor integration.

As we look to 2006 and beyond, our growth will be driven by these multimode, feature-rich platforms, augmented by growth within our Linear Products segments.

In summary, our product pipeline is strong, encompassing every major air interface and ranging from single components to highly integrated architectures. We remain squarely focused on becoming the industry leader in radio solutions and precision analog semiconductors serving a wide range of mobile communication applications.

We thank you, our stockholders, for your commitment, our customers for their confidence, and our employees, whose hard work and dedication will enable us to outperform the competition. We look forward to updating you throughout 2006 and to delivering innovation that will support a growing number of global wireless users and applications for generations to come.

David J. Aldrich
President and Chief Executive Officer

Product Pipeline

Our product pipeline is strong, encompassing every key air interface and ranging from single components to highly integrated architectures. We remain squarely focused on becoming the industry leader in radio solutions and precision analog semiconductors serving a wide range of mobile communication applications.


MOBILE PLATFORMS
CDMA RF Subsystems
DCR™ Transceivers
GPRS RF Subsystems
GSM/GPRS/EDGE Power Amplifiers
Helios™ EDGE Radios
Intera™ Front-End Modules
Lynx™ EDGE System Platforms
Pegasus™ GPRS System Platforms
PHS System Solutions
SPR™ Solutions
TD-SCDMA Power Amplifiers
WCDMA/CDMA Power Amplifiers


LINEAR PRODUCTS
Amplifiers
Attenuators
Chip Capacitors
Diodes
Directional Couplers
Directional Detectors
Hybrids
Infrastructure RF Subsystems
Power Dividers/Combiners
Phase Shifters
Receivers
Switches
Synthesizers/PLLs
Technical Ceramics
Transmitters
WLAN Front-End Modules

February 13, 2006

Dear Stockholder:

I am pleased to invite you to attend the 2006 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Thursday, March 30, 2006, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet voting systems, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may withdraw a previously submitted proxy at that time.

Sincerely yours,

Dwight W. Decker
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, MARCH 30, 2006

To the Stockholders of Skyworks Solutions, Inc.:

The 2006 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Thursday, March 30, 2006, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To elect two members of the Board of Directors of the Company to serve as Class I directors with terms expiring at the 2009 annual meeting of stockholders.
2. To approve a plan to repurchase certain outstanding stock options issued pursuant to the Washington Sub, Inc. 2002 Stock Option Plan held by non-employees of the Company.
3. To approve an amendment to the Company's 2005 Long-Term Incentive Plan to increase the aggregate number of shares authorized for issuance under the plan by 10 million shares.
4. To approve an amendment to the Company's 2002 Employee Stock Purchase Plan to increase the aggregate number of shares authorized for issuance under the plan by 2 million shares.
5. To ratify the selection by our Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2006.
6. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on February 1, 2006, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the Annual Meeting. **To ensure your representation at the Annual Meeting, however, we urge you to vote promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet by visiting the website address listed on your proxy card. Should you receive more than one proxy card because your shares are held in multiple accounts or registered in different names or addresses, please complete, sign, date and return each proxy card, or complete each proxy by telephone or the Internet, to ensure that all of your shares are voted. Your proxy may be revoked at any time prior to the Annual Meeting. Any stockholder attending the Annual Meeting may vote at the meeting even if he or she previously submitted a proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), your vote in person at the Annual Meeting will not be effective unless you have obtained and present a proxy issued in your name from the broker.

By Order of the Board of Directors,

MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
February 13, 2006

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held at 2:00 p.m., local time, on Thursday, March 30, 2006, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended September 30, 2005, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about February 13, 2006.

Only stockholders of record at the close of business on February 1, 2006 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 159,475,720 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' certificate of incorporation and by-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the meeting even if you have previously completed your proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), the broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, the broker will be entitled to vote the shares with respect to "discretionary" items as described below but will not be permitted to vote the shares with respect to "non-discretionary" items (in which case any shares voted by the broker will be treated as "broker non-votes"). If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the issued and outstanding common shares entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum exists at the Annual Meeting. For purposes of determining the outcome of any matter as to which a broker (or other nominee) has indicated that it does not have discretionary voting authority, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

Pursuant to the Company's by-laws, directors are elected by a plurality vote and, therefore, the two nominees who receive the most votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Accordingly, abstentions, which will not be voted, will not affect the outcome of the election of the nominees to the Board of Directors. In addition, the election of directors is a "discretionary" matter on which a broker (or other nominee) is authorized to vote in the absence of instruction from the beneficial owner.

On all other matters to be acted upon at the Annual Meeting, an affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on each such matter, is required for approval. Proposals 2, 3 and 4 involve matters on which a broker (or other nominee) does not have discretionary authority to vote. Proposal 5 involves a matter on which a broker (or other nominee) does have discretionary authority to vote. With respect to Proposals 2, 3, 4 and 5 an abstention will have the same effect as a "no" vote. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately.

The persons named as attorneys-in-fact in the proxies, David J. Aldrich and Allan M. Kline, were selected by the Board of Directors and are officers of the Company. Each executed proxy returned in time to be counted at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the nominees to the Board of Directors, FOR the approval of a plan to repurchase certain stock options granted pursuant to the Washington Sub, Inc. 2002 Stock Option Plan held by non-employees of the Company, FOR the approval of the amendment to the Company's 2005 Long-Term Incentive Plan, FOR the approval of the amendment to the Company's 2002 Employee Stock Purchase Plan and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2006 fiscal year.

If you plan to attend the Annual Meeting, please be sure to check the designated box on your proxy card indicating your intent to attend, and save the admission ticket attached to your proxy (the top half); or, indicate your intent to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to indicate your intent to attend by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are held in "street name" by your broker (or other nominee), you should contact your broker (or other nominee) to obtain a proxy in your name and present it at the Annual Meeting in order to vote.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive a proxy card for the Skyworks shares you own through the 401(k) Plan. That proxy card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of January 15, 2006, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of January 15, 2006; (ii) the Named Executives (as defined herein under the heading "Compensation of Executive Officers"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"), is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of January 15, 2006, there were 159,376,859 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within 60 days of January 15, 2006, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
Delaware Management Holdings(3)	10,659,803	6.7%
David J. Aldrich	1,717,923(4)	1.1%
Kevin D. Barber	381,762(4)	(*)
Kevin L. Beebe	26,250	(*)
Moiz M. Beguwala	394,794(5)	(*)
Dwight W. Decker	1,467,502(5)	(*)
Timothy R. Furey	153,750	(*)
Liam K. Griffin	383,595(4)	(*)
Balakrishnan S. Iyer	427,037	(*)
Allan M. Kline	210,613(4)(6)	(*)
Thomas C. Leonard	126,486	(*)
David P. McGlade	11,250	(*)
David J. McLachlan	111,350	(*)
Gregory L. Waters	313,147(4)	(*)
All directors and executive officers as a group (16 persons)	6,207,920(4)(5)(6)	3.8%

* Less than 1%

(1) Unless otherwise noted, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801 and stockholders have sole voting and investment power with respect to shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of January 15, 2006 (the "Current Options"), as follows: Aldrich – 1,432,564 shares under Current Options; Barber – 328,697 shares under Current Options; Beebe – 26,250 shares under Current Options; Beguwala – 382,760 shares under Current Options; Decker – 1,416,170 shares under Current Options; Furey – 153,750 shares under Current Options; Griffin – 313,633 shares under Current Options; Iyer – 420,955 shares under Current Options; Kline – 156,133 shares under Current Options; Leonard – 78,750 shares under Current Options; McGlade – 11,250 shares under Current Options; McLachlan – 108,750 shares under Current Options; Waters – 228,633 shares under Current Options; directors and executive officers as a group (16 persons) – 5,435,669 shares under Current Options.

(3) Consists of shares beneficially owned by Delaware Management Holdings, Inc., a registered investment advisor wholly-owned by Delaware Management Business Trust. Delaware Management Business Trust is a wholly-owned subsidiary of Lincoln National Corp. Delaware Management Holdings, Inc. may be

deemed to share beneficial ownership with the various Delaware Investments Family of Funds. Of the shares beneficially owned, Delaware Management Holdings, Inc. and Delaware Management Business Trust (through its ownership Delaware Management Holdings, Inc.) have sole voting power with respect to 10,610,883 shares, sole disposition power with respect to 10,653,903 shares, and shared disposition power with respect to 5,900 shares. With respect to the information relating to the affiliated Delaware Management Holdings entities, the Company has relied on information supplied by such entities on a Schedule 13G filed with the SEC on February 9, 2005. The address of Delaware Management Holdings, as set forth on Schedule 13G filed by Delaware Management Holdings with the SEC on February 9, 2005, is 2005 Market Street, Philadelphia, Pennsylvania 19103.

(4) Includes shares held in the Company's 401(k) savings plan.

(5) Includes shares held in savings plan(s) of Conexant Systems, Inc., and/or Rockwell Automation, Inc., resulting from the distribution of Skyworks' shares for shares of Conexant Systems, Inc. held in those plans in connection with the merger of the wireless communications business of Conexant Systems, Inc. with Alpha Industries, Inc. on June 25, 2002.

(6) Includes 250 shares of Company common stock held in trust for the benefit of other persons, as to all of which Mr. Kline disclaims beneficial ownership.

PROPOSALS TO BE VOTED

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's certificate of incorporation and by-laws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Following Mr. Donald Beall's retirement on April 28, 2005, the Board of Directors reduced its size from ten (10) to nine (9) members. Accordingly, the Board of Directors currently is composed of nine members: two Class I directors, three Class II directors and four Class III directors. The terms of these three classes are staggered in a manner so that only one class is elected by stockholders annually.

To ensure compliance with the provisions of the Company's certificate of incorporation and by-laws, and assuming no future changes in the size or composition of the Board of Directors, in connection with the 2008 annual meeting of the stockholders, the Board of Directors anticipates that it will designate at least one directorship that expires as of the 2008 annual meeting of the stockholders as a Class I directorship to achieve equality of number of directors among the three designated classes.

A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the authorized number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and has been duly qualified or until his earlier death, resignation or removal.

Messrs. Iyer and Leonard have been nominated for election as Class I directors to hold office until the 2009 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the two nominees.

Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person. No director, director nominee or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Set forth below is summary information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, including the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director. This information is followed by additional biographical information about these individuals, as well as the Company's other executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

Nominee's or Director's Name (and Year He First Became a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
Balakrishnan S. Iyer (2002)	Non-Employee Director	2009	I
Thomas C. Leonard (1996)(3)	Non-Employee Director	2009	I
Continuing Directors:			
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2008	III
Moiz M. Beguwala (2002)	Non-Employee Director	2008	III
Dwight W. Decker (2002)	Non-Employee Director and Chairman of the Board	2008	III
David P. McGlade (2005)(1)(2)(3)	Non-Employee Director	2008	III
Kevin L. Beebe (2004)(1)(2)(3)	Non-Employee Director	2007	II
Timothy R. Furey (1998)(2)(3)	Non-Employee Director	2007	II
David J. McLachlan (2000)(1)(3)	Non-Employee Director	2007	II

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company, his age and position with the Company as of February 1, 2006:

Name	Age	Title
Dwight W. Decker	55	Chairman of the Board
David J. Aldrich	49	President, Chief Executive Officer and Director
Kevin L. Beebe	46	Director
Moiz M. Beguwala	59	Director
Timothy R. Furey	47	Director
Balakrishnan S. Iyer	49	Director
Thomas C. Leonard	71	Director
David P. McGlade	45	Director
David J. McLachlan	67	Director
Allan M. Kline	60	Vice President and Chief Financial Officer
Kevin D. Barber	45	Senior Vice President and General Manager, Mobile Platforms
Liam K. Griffin	39	Senior Vice President, Sales and Marketing
George M. LeVan	60	Vice President, Human Resources
Stanley A. Swearingen, Jr.	46	Vice President and General Manager, Linear Products
Mark V.B. Tremallo	49	Vice President, General Counsel and Secretary
Gregory L. Waters	45	Executive Vice President

Dwight W. Decker, age 55, has been Chairman of the Board of Directors since June 2002. Dr. Decker has also served as Chairman of the Board of Conexant Systems, Inc. (a broadband communication semiconductor company) since December 1998 and has served as a director of Conexant since 1996. Since November 2004, Dr. Decker has also served as Conexant's Chief Executive Officer, a position he previously held from December 1998 until March 2004. He served as Senior Vice President of Rockwell International Corporation (now, Rockwell Automation, Inc.) (electronic controls and communications) and President, Rockwell Semiconductor Systems (now Conexant) from July 1998 to December 1998; Senior Vice President of Rockwell; and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is also a director of Mindspeed Technologies, Inc. (networking infrastructure semiconductors), Pacific Mutual Holding Company (life insurance) and Jazz Semiconductor, Inc. (semiconductor wafer foundry). He is also a director or member of numerous professional and civic organizations.

David J. Aldrich, age 49, has served as President, Chief Executive Officer, and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division.

Kevin L. Beebe, age 46, has been a director since January 2004. He has been Group President of Operations at ALLTEL Corporation, a telecommunications services company, since 1998. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Corporation, a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager.

Moiz M. Beguwala, age 59, has been a director since June 2002. He is an executive employee of Conexant Systems, Inc., and served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of SIRF Technology.

Timothy R. Furey, age 47, has been a director since 1998. He has been Chief Executive Officer of MarketBridge, a privately owned sales and marketing strategy and technology professional services firm, since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 49, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from December 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Invitrogen Corporation, Power Integrations, QLogic Corporation, and IHS, Inc.

Thomas C. Leonard, age 71, has been a director since August 1996. From April 2000 until June 2002 he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years' experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 45, has been a director since February 2005. Since April 2005, he has served as the Chief Executive Officer of Intelsat, a worldwide provider of satellite communications services. Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK, a subsidiary of mmO2, a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS; Chief Executive Officer and co-founder of Pure Matrix, a U.S. software company that enables the creation of services on mobile phones; Chief Executive Officer of CatchTV, an Internet/TV convergence company; and Vice President, Operations at TCI.

David J. McLachlan, age 67, has been a director since 2000. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation, a biotechnology company, from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme Corporation from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President, Chief Financial Officer of Adams-Russell Company, an electronic component supplier and cable television franchise owner. Mr. McLachlan also serves on the Boards of Directors of Dyax Corporation, a biotechnology company, and HearUSA, Ltd., a hearing care services company.

Allan M. Kline, age 60, has been Vice President and Chief Financial Officer since January 2004. From May 2003 until January 2004, Mr. Kline served as Chief Financial Officer of Fibermark, Inc., a producer of specialty fiber-based materials that filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("U.S.B.C.") on November 15, 2004. Prior to this, from June 1996 to February 2002, Mr. Kline served as Chief Financial Officer for Acterna Corporation, a global communications test and management company that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. He has also served as Chief Financial Officer for CrossComm Corp., a provider of internetworking systems from 1995 to 1996 and for Cabot Safety Corporation, a subsidiary of Cabot Corporation, a basic materials manufacturer from 1990 to 1994. Mr. Kline was also a Vice President at O'Connor, Wright Wyman, Inc., a merger and acquisition advisory firm from August 2002 to May 2003, and served on the Board of Directors of Acterna and CrossComm. Mr. Kline also serves as a director of the Massachusetts Network Communications Council. He began his career at Arthur Young & Co. in 1969, where he was a partner for six years.

Kevin D. Barber, age 45, has served as Senior Vice President and General Manager, Mobile Platforms since November 2005 and Senior Vice President and General Manager, RF Solutions since September 2003. Previously, Mr. Barber served as Senior Vice President, Operations from June 2002 to September 2003; Senior Vice President, Operations of Conexant Systems, Inc. (broadband communication semiconductors) from February 2001 to June 2002; Vice President, Internal Manufacturing from August 2000 to February 2001; Vice President, Device Manufacturing from March 1999 to August 2000; Vice President, Strategic Sourcing from November 1998 to March 1999; and Director, Material Sourcing of Rockwell Semiconductor Systems (now Conexant) from May 1997 to November 1998. Prior to this, Mr. Barber held various engineering and operational roles at Rockwell Semiconductor Systems since April 1984.

Liam K. Griffin, age 39, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems.

George M. LeVan, age 60, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, he held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

Stanley A. Swearingen, Jr., age 46, joined the Company in August 2004 and serves as Vice President and General Manager, Linear Products. Prior to joining Skyworks, from November 2000 to August 2004, Mr. Swearingen was Vice President and General Manager of Agere Systems' Computing Connectivity division, where he was responsible for the design and manufacturing of wired and wireless connectivity solutions. Prior to this, from July 1999 to November 2000, he served as President and Chief Operating Officer of Quantex Microsystems, a direct provider of personal computers, servers and Internet infrastructure products. He has also held senior management positions at National Semiconductor, Cyrix and Digital Equipment Corp.

Mark V.B. Tremallo, age 49, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies, a technical workforce solutions provider. Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp., a global communications test equipment and solutions provider, which filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters, age 45, joined the Company in April 2003, and has served as Executive Vice President since November 2005, and Vice President and General Manager, Cellular Systems since May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales.

As part of the terms of the merger of the wireless communications business of Conexant Systems, Inc. with and into Alpha Industries, Inc. on June 25, 2002 (the "Merger"), four designees of Conexant — Donald R. Beall (who retired as a director in April 2005), Moiz M. Beguwala, Dwight W. Decker and Balakrishnan S. Iyer — were appointed to our Board of Directors. Each of the remaining three Conexant designees to our Board of Directors continues to have a business relationship with Conexant. Mr. Decker currently serves as the chief executive officer and chairman of the board of Conexant. Mr. Iyer currently serves as a non-employee director of Conexant. Mr. Beguwala is a current employee, as well as a former executive officer, of Conexant.

CORPORATE GOVERNANCE

General

Board of Director and Stockholder Meetings: The Board of Directors met six (6) times during the fiscal year ended September 30, 2005 ("fiscal year 2005"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served in fiscal year 2005. The Company's policy is that directors are encouraged to attend the annual meeting of stockholders and expected to do so when such meeting is held in conjunction with a regularly scheduled meeting of the Board of Directors. Five (5) members of the Board of Directors attended the 2005 annual meeting of stockholders.

Board of Director Independence: Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas Leonard, David J. McLachlan, and David P. McGlade, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company within the meaning of applicable NASDAQ Rules.

Corporate Governance Guidelines: The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion the Company's website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present twice during fiscal year 2005. The Board of Directors has designated Mr. Furey as the presiding director for these meetings.

Stockholder Communications: Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics: The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, as well as a Code of Ethics For Principal Financial Officers. Links to these codes of ethics are on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: Skyworks has established a separately designated Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Mr. McLachlan, who serves as the chairman, and Messrs. Beebe and McGlade. The Board of Directors has determined that each of the members of the committee is independent within the meaning of applicable NASDAQ Rules and Rule 10A-3 under the Exchange Act. The Board of Directors has determined that the Chairman of the Audit Committee, Mr. McLachlan, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. The Audit Committee met nine (9) times during fiscal year 2005.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2005.

Compensation Committee: The members of the Compensation Committee are Mr. Furey, who serves as the chairman, and Messrs. Beebe and McGlade, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules. The Compensation Committee met eight (8) times during fiscal year 2005. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' stock option plans. The Board of Directors has adopted a written charter for the Compensation Committee, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Mr. Beebe, who serves as the chairman, and Messrs. Furey, Leonard, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met three (3) times during fiscal year 2005. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.

- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - Leadership or substantial achievement in their particular fields;
  - Demonstrated ability to exercise sound business judgment;
  - Integrity and high moral and ethical character;
  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - Ability to work well with others;
  - High degree of interest in the business of the Company;
  - Dedication to the success of the Company;
  - Commitment to the responsibilities of a director; and
  - International business or professional experience.

In addition, the committee will consider that a majority of the Board of Directors must meet the independence requirements promulgated by the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company's voting stock.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by submitting a written recommendation to the committee not later than October 16, 2006, in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;

- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and The NASDAQ Stock Market, Inc.;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises Messrs. Beebe, Furey and McGlade. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No such member of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

PROPOSAL 2

APPROVAL OF A PLAN TO REPURCHASE CERTAIN STOCK OPTIONS ISSUED UNDER THE WASHINGTON SUB, INC. 2002 STOCK OPTION PLAN HELD BY NON-EMPLOYEES

On January 31, 2006, our Board of Directors authorized, subject to stockholder approval, a stock option repurchase plan whereby eligible participants under the Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Plan") may tender for cash outstanding stock options issued pursuant to the Washington Plan with option exercise prices of $13.00 or more (the "Repurchase Plan"). Only those participants under the Washington Plan who are not employees of the Company, and who have not had a fiduciary relationship with the Company after June 25, 2002, may participate in the Repurchase Plan ("Eligible Participants"). The Company's non-employee directors will not be eligible to participate in the Repurchase Plan.

If the Company's stockholders approve the Repurchase Plan and the Board of Directors instructs the Company to proceed with the plan, Eligible Participants will be allowed to tender Washington Plan options outstanding as of the tender date for the following cash payments:

If the exercise price of the outstanding Washington Plan option is:	*Then*	*Eligible Participants will receive the following cash payments:*
$13.00 to $16.99 per share of common stock subject to the option	→	$0.75 per share of common stock subject to the option
$17.00 to $21.99 per share of common stock subject to the option	→	$0.50 per share of common stock subject to the option
$22.00 or higher per share of common stock subject to the option	→	$0.25 per share of common stock subject to the option

While stockholder approval is not required by law, regulation, listing requirements or the Company's corporate governance documents to authorize the Repurchase Plan, our Board of Directors believes that the Repurchase Plan should be submitted to the Company's stockholders; however, the Board of Directors has not determined what action will be taken if the Repurchase Plan is not approved.

Background of the Washington Plan

The Washington Plan became effective on June 25, 2002, in connection with the spin-off and merger of the wireless business of Conexant Systems, Inc. ("Conexant") into Alpha Industries, Inc. At the time of the spin-off of Conexant's wireless business, certain outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and merger each holder of such options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Plan are those persons who, at the time of the spin-off and merger, held outstanding options granted pursuant to certain Conexant stock option plans. Skyworks has not granted additional stock options under the Washington Plan following the spin-off and merger. The outstanding options under the Washington Plan generally have the same terms and conditions as the original Conexant options from which they were derived.

Skyworks agreed to keep each of these stock options issued to the Conexant participants outstanding pursuant to each option's original terms for so long as the participant in the Washington Plan continued to be employed by Conexant (or certain associated entities). As a result, as of December 30, 2005, Eligible Participants held options issued under the Washington Plan for the purchase of approximately 8.1 million shares of the Company's common stock with an exercise price of $13.00 or more. Approximately 85% of these options will not expire until January 1, 2009 or later.

On February 1, 2006, the last reported sale price of the Company common stock on the NASDAQ Stock Market was $5.32. Comparatively, the options to be repurchased pursuant to the Repurchase Plan have exercise prices ranging from $13.00 per share to $153.73 per share, with a weighted average exercise price of $20.79 and a weighted average remaining life of 3.75 years. As a result of the difference between the current market price of the Company's common stock and the exercise price of these options, participants in the Washington Plan hold stock options issued under the plan with exercise prices significantly higher than the current market price for the Company's common stock. Given that the Eligible Participants have no employment relationship with the Company, the Board of Directors does not believe the Company derives any incentive or retentive benefit from the continuing outstanding status of such options.

Additionally, the Board of Directors believes that the Repurchase Plan will benefit the Company by reducing the Company's option "overhang." The Company defines "overhang" as the total number of shares of common stock underlying stock-based awards granted but not yet exercised (excluding shares issuable under our employee stock purchase plan), plus shares available for grant, divided by the total number of shares of common stock outstanding at the end of the reporting period. Assuming the full participation of all Eligible Participants, the Repurchase Plan would reduce the Company's current option "overhang" by approximately 5 percentage points. Options tendered, and accepted, for repurchase under the Washington Plan will be cancelled and will not be available for future grant.

Description of the Repurchase Plan

Implementation; Eligibility

The Board of Directors authorized the Repurchase Plan on January 31, 2006, subject to stockholder approval. If approved, Eligible Participants are currently expected to be offered the opportunity to participate in the Repurchase Plan under a tender offer following the submission of the necessary materials to the SEC.

Even if approved by our stockholders, the Board of Directors is not obligated to commence the Repurchase Plan, and may determine not to proceed with the Repurchase Plan, or may alter the terms of the plan without further stockholder approval. The Board of Directors will also retain the authority, in its discretion, to terminate or postpone the Repurchase Plan at any time prior to the expiration of the tender offer.

Eligible Options and Cost of Plan

As of December 30, 2005, options to purchase approximately 11 million shares were outstanding under the Washington Plan. Of these outstanding options, options to purchase approximately 8.1 million shares were held by Eligible Participants, having an exercise price of at least $13.00, would be eligible to be repurchased by the Company pursuant to the Repurchase Plan. If all of these options were tendered to the Company and accepted for repurchase, the total cost of the Repurchase Plan would be approximately $4.3 million.

Election to Participate

Participation in the Repurchase Plan will be voluntary; however, if an Eligible Participant elects to tender his or her outstanding options to the Company, the Eligible Participant will be required to tender all outstanding options issued pursuant to the Washington Plan with an exercise price of $13.00 or more. The partial tender of outstanding options will not be permitted. Participation in the Repurchase Plan may also be conditioned upon the execution of certain releases and option agreement amendments between each participant in the plan and the Company. The specific processes by which one will be permitted to participate in the Repurchase Plan will be set forth in the documents prepared and the SEC filings made pursuant to the tender offer in connection with the Repurchase Plan.

Accounting Treatment

Pursuant to SFAS No. 123(R), the cash payments made to the Eligible Participants in exchange for the tendered stock options would be recorded against stockholders' equity so long as the cash paid did not exceed the fair value of the stock options accepted for repurchase as of the date of such repurchase. To the extent the cash paid in exchange for a stock option exceeds the option's fair value at the time of repurchase, the Company would recognize compensation expense for such difference.

U.S. Federal Income Tax Consequences

An Eligible Participant who tenders his or her stock options for payment will recognize ordinary income equal to the amount of the cash payment made to the Eligible Participant by the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PLAN TO REPURCHASE CERTAIN STOCK OPTIONS ISSUED UNDER THE WASHINGTON SUB, INC. 2002 STOCK OPTION PLAN HELD BY NON-EMPLOYEES

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE 2005 LONG-TERM INCENTIVE PLAN

The Board of Directors believes that the continued growth and profitability of Skyworks depends, in large part, on its ability to maintain a competitive position by attracting, retaining and motivating key employees with experience and ability. Skyworks believes that its stock-based compensation programs are central to this objective. Skyworks anticipates that the shares currently available under our existing stock-based compensation plans will be insufficient to meet our needs beyond next year, thus impairing our ability to attract and retain key employees through the grant of stock-based awards. We are currently authorized to issue up to 5 million shares of our common stock, subject to adjustment in the event of stock splits and other similar events, pursuant to awards granted under the 2005 Long-Term Incentive Plan ("2005 LTIP"). As of December 30, 2005, there were approximately 3.2 million shares remaining available for future awards under the 2005 LTIP. Accordingly, on January 31, 2006, the Board of Directors adopted, subject to stockholder approval, an amendment to the 2005 LTIP that increased, from 5 million to 15 million, the number of shares of our common stock available for issuance under the 2005 LTIP, subject to adjustment in the event of stock splits and other similar events. We believe that our stock-based compensation programs have been integral to our success in the past and will be important to our ability to succeed in the future. Therefore, we consider approval of the amendment to the 2005 LTIP vital to our future success.

The 2005 LTIP, among other things:

- Prohibits the granting of stock options with an exercise price below the fair market value of the common stock on the grant date;
- Provides a discounted "share reduction" formula in the pool of available shares, whereby the issuance of any "full value" award (i.e., an award other than a nonqualified stock option with up to a seven (7) year term) will reduce the pool of available shares by 1.5 shares. Thus, if no nonqualified stock options were to be issued from the additional 10 million shares requested under the 2005 LTIP, the maximum number of shares of common stock subject to other awards from the shares requested would be 6,666,667 shares.

- Prohibits repricing, or reducing the exercise price of a stock option, without first obtaining stockholder approval; and,
- Does not include any "evergreen" or "reload" provisions.

As of December 30, 2005, the Company had a total of 33,579,067 shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $12.28 and a weighted average life of 6.44 years, and a total of 653,625 issued but unvested restricted shares. As of December 30, 2005, pursuant to all of its stock-based compensation plans, the Company had 4,645,555 shares available for future grant to employees, and 412,500 available for future grant to non-employee members of its Board of Directors. Depending on the mix of "full value" and nonqualified stock options awarded under the 2005 LTIP, additional dilution from this share request would range from 4.2% to a maximum of 6.3% (based on shares outstanding as of December 30, 2005).

Description of the 2005 LTIP

This summary is qualified in its entirety by reference to the 2005 LTIP, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the 2005 LTIP may be obtained from the Secretary of the Company.

Types of Awards

The 2005 LTIP provides for the grant of nonqualified stock options, restricted stock awards, stock appreciation rights and other stock-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of seven (7) years. The 2005 LTIP permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender to the Company of shares of common stock, (iii) delivery to the Company of a promissory note, (iv) any other lawful means, or (v) any combination of these forms of payment.

Unless such action is approved by the Company's stockholders: (1) no outstanding option may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of the option (other than adjustments to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization) and (2) the Board of Directors may not cancel any outstanding option and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option. No option shall contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Restricted Stock Awards. Restricted stock Awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award.

Stock Appreciation Rights. Stock appreciation rights entitle recipients to receive the appreciation in the value of the common stock over the value of the Common on the date of grant of the stock appreciation right. Stock appreciation rights will be settled by the delivery of shares of common stock. Stock appreciation rights may be issued in tandem with options or as stand-alone rights.

Other Stock-Based Awards. Under the 2005 LTIP, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock.

Eligibility to Receive Awards

Employees, officers, consultants and advisors of the Company and its subsidiaries, and of other business ventures in which the Company has a significant interest, are eligible to be granted Awards under the 2005 LTIP. The maximum number of shares with respect to which Awards may be granted to any participant under the 2005 LTIP is 750,000 shares per calendar year.

Plan Benefits

As of February 1, 2006, approximately 4,000 persons are eligible to receive Awards under the 2005 LTIP, including the Company's eight (8) executive officers. The granting of Awards under the 2005 LTIP is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group. On February 1, 2006, the last reported sale price of the Company common stock on the NASDAQ Stock Market was $5.32.

Administration

The 2005 LTIP is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2005 LTIP and to interpret the provisions of the 2005 LTIP. Pursuant to the terms of the 2005 LTIP, the Board of Directors may delegate authority under the 2005 LTIP to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the 2005 LTIP, including the granting of options to executive officers.

Subject to any applicable limitations contained in the 2005 LTIP, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of the fair market value of the common stock), (iii) the duration of options (which may not exceed seven (7) years) and (iv) the number of shares of common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Board of Directors is required to make appropriate adjustments in connection with the 2005 LTIP and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2005 LTIP also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (ii) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction. Upon the occurrence of a Reorganization Event, all outstanding options are to be assumed, or substituted for, by the acquiring or succeeding corporation. However, if the acquiring or succeeding corporation does not agree to assume, or substitute for, outstanding options, then the Board of Directors must either accelerate the options to make them fully exercisable prior to consummation of the Reorganization Event or provide for a cash out of the value of any outstanding options. Upon the occurrence of a Reorganization Event, the repurchase and other rights of the Company under each outstanding restricted stock Award will inure to the benefit of the acquiring or succeeding corporation. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and the Company, any options outstanding as of the date the Change of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all Restricted Stock Awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board. A "Continuing Director" will include any member of the Board as of the effective date of the Plan and any individual nominated for election to the Board by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the 2005 LTIP.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the 2005 LTIP, except that no Award designated as subject to Section 162(m) of the Code by the Board of Directors after the date of such amendment shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment shall have been approved by the Company's stockholders. No Award may be granted under the 2005 LTIP after February 1, 2015, but Awards previously granted may extend beyond that date.

If stockholders do not approve the amendment of the 2005 LTIP, the proposed amendment to the 2005 LTIP will not go into effect. In such event, the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Internal Revenue Code (the "IRC") is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right. A participant will have compensation income upon the exercise of a stock appreciation right equal to the appreciation in the value of the stock underlying the stock appreciation right. When the stock distributed in settlement of the stock appreciation right is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the exercise date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the IRC.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2005 LONG-TERM INCENTIVE PLAN

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE 2002 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors believes it is in the best interest of the Company to encourage stock ownership by employees of the Company. The 2002 Employee Stock Purchase Plan ("ESPP") affords employees of the Company the opportunity to purchase shares of the Company's common stock at a discount through regular payroll deductions. The Company believes the ESPP enhances its ability to seek and retain the services of highly skilled and competent persons to serve as employees of the Company, and at the same time, encourages employee stock ownership. Under the Company's ESPP, the Company has currently reserved 1,880,000 shares of common stock to provide eligible employees, including officers and directors who are employees, with opportunities to purchase shares. As of December 30, 2005, there were only 62,433 shares available for future purchase under the ESPP. Accordingly, on January 31, 2006, the Board of Directors adopted, subject to stockholder approval, an amendment to the ESPP increasing the number of shares of common stock authorized for purchase under the ESPP by 2 million shares to a total of 3,880,000. With the approval of the amendment to the Skyworks ESPP by the stockholders, it is the intention of the Company to have the ESPP continue to qualify as an "employee stock purchase plan" under Section 423 of the IRC, which may provide certain tax benefits to employees as described below. In addition, if the amendment to the ESPP is approved, the Company intends to continue providing non-U.S. employees with the opportunity to purchase shares of the Company's common stock at a discount pursuant to Skyworks' Non-Qualified Employee Stock Purchase Plan ("NQ ESPP"). If this amendment is not approved by the stockholders, the Company will not be able to offer employees an opportunity to participate in the ESPP (or the NQ ESPP) in the future because of the limited number of shares that would otherwise remain available for issuance under the ESPP.

Description of the ESPP

This summary is qualified in its entirety by reference to the ESPP, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the ESPP may be obtained from the Secretary of the Company.

Eligibility

All employees of the Company and its participating subsidiaries who are employed by the Company at least ten (10) business days prior to the first day of the applicable offering period are eligible to participate in the ESPP, except for any employee who owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Company stock. An employee's rights under the ESPP will terminate when he or she ceases to be an employee.

Participation in the ESPP

The number of shares that participants may purchase under the ESPP is discretionary and the value of the Company's common stock purchased by participants under the ESPP will vary based on the fair market value of the Company's common stock on an offering period's commencement date or termination date. Accordingly, the number of shares that will be purchased by the Named Executives (as identified in the *"Compensation of Executive Officers"* section of this Proxy Statement), executive officers as a group, and non-executive officers as a group in the future are not currently determinable. The Company's non-employee directors are not eligible to participate in the ESPP.

Stock Subject to the ESPP

Without giving effect to the proposed amendment, an aggregate of 1,880,000 shares of common stock are currently authorized for issuance under the ESPP. If there are any unexercised options granted under the ESPP that expire or terminate or options that cease to be exercisable, the unpurchased shares subject to such option will again be available under the ESPP. If the number of shares of common stock available for any offering period is insufficient to satisfy the requirements for that offering period, the available shares for that offering period shall be apportioned among participating employees in proportion to their options.

Offering Periods

The Compensation Committee of the Board of Directors is expressly permitted to establish the offering periods, provided however that in no event shall any offering period extend for more than twenty-four (24) months. Subject to the foregoing, the offering periods will generally consist of six month periods commencing on each August 1 and February 1 and terminating on each January 31 and July 31, respectively.

Stock Options

On the commencement date of each offering period, the Company will grant to each participant an option to purchase on the termination date of each offering period at the Option Exercise Price (as defined below), that number of full shares of common stock equal to the amount of each participant's accumulated payroll deductions made during the offering period, up to a maximum of 1,000 shares. This maximum may be increased or decreased as set forth in the ESPP. If the participant's accumulated payroll deductions on the termination date would result in a purchase of more than the maximum allowed under the plan, the excess deductions will be refunded to the participant, without interest.

The Option Exercise Price for each offering period is the lesser of: (i) eighty-five percent (85%) of the fair market value (as defined in the ESPP) of the common stock on the offering commencement date, or (ii) eighty-five percent (85%) of the fair market value of the common stock on the offering termination date, in either case rounded up to the next whole cent. If the participant's accumulated payroll deductions on the last day of the offering period would otherwise enable the participant to purchase common stock in excess of the limitation prescribed under Section 423(b)(8) of the IRC, the excess will be refunded by the Company, without interest.

Option Exercise

Each participant in the ESPP on the termination date of each offering period will be deemed to have exercised his or her option on such date and to have purchased from the Company such number of full shares of common stock reserved for the ESPP as his or her accumulated payroll deductions on such date will pay for at the Option Exercise Price, subject to the maximums and limitations set forth in the ESPP.

Entering the ESPP and Participation

An eligible employee may enter the ESPP by enrolling and authorizing payroll deductions not later than ten (10) business days before the next commencement date. Unless the participant files a revised authorization, or withdraws from the ESPP, his or her participation under the enrollment on file will continue as long as the ESPP remains in effect.

A participant may withdraw in full from the ESPP prior to the termination date, in which event the Company will refund without interest the entire balance of such employee's deductions not previously used to purchase common stock under the ESPP. Upon termination of the participant's employment because of death, the person(s) entitled to receipt of the common stock and/or cash shall have the right to elect, either (i) to withdraw, without interest, all of the payroll deductions credited to the employee's account under the ESPP, or (ii) to exercise the employee's option for the purchase of shares of common stock on the next offering termination date following the date of the employee's death.

The Company will accumulate and hold for the employee's account the amounts deducted from his or her pay. No interest will be paid thereon.

Deduction Amounts

An employee may authorize payroll deductions from 1% to 10% (in whole number percentages only) of his or her eligible compensation (as defined in the ESPP). An employee may not make any additional payments into such account. Only full shares of common stock may be purchased. Any balance remaining in an employee's account after a purchase will, to the extent not refunded as set forth above, be reported to the employee and will generally be carried forward to the next offering period. Payroll deductions may not be increased, decreased or suspended by a participant during an offering period.

ESPP Termination and Amendment

The ESPP may be terminated at any time by the Company's Board of Directors. It will terminate in any case on the earlier of December 31, 2012, or when all of the shares of common stock reserved for the ESPP have been purchased. The Compensation Committee or the Board of Directors may from time to time adopt amendments to the ESPP, subject to certain restrictions set forth in the ESPP.

Sale of Stock Purchased Under the ESPP

An employee may sell stock purchased under the ESPP at any time the employee chooses, subject to compliance with Company trading policies, any applicable federal or state securities laws, and subject to certain restrictions imposed under the ESPP.

ESPP Administration and Cost

The Company will bear all costs of administering and carrying out the ESPP, and the ESPP may be administered by the Compensation Committee, or such other committee as may be appointed by the Board of Directors of the Company. No member of the Compensation Committee is eligible to participate in the ESPP while serving as a member of the Compensation Committee. The President, the Chief Financial Officer of the Company, and any other ESPP administrators may determine the methods through which eligible employees may elect to participate, amend their participation, or withdraw from participation in the ESPP, and establish methods of enrollment. The ESPP administrators are further authorized to determine the means of issuance of common stock and the procedures established to permit tracking of disqualifying dispositions of shares or to restrict transfer of such shares.

The Company will indemnify each member of the Board of Directors and the Compensation Committee to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) arising in connection with their responsibilities under the ESPP.

As soon as administratively practicable after the end of each offering period, the ESPP administrators shall prepare and distribute or make otherwise readily available to each participating employee in the ESPP information concerning the amount of the participating employee's accumulated payroll deductions as of the offering termination date, the Option Exercise Price for such offering period, the number of shares of common stock purchased by the participating employee with the participating employee's accumulated payroll deductions, and the amount of any unused payroll deductions either to be carried forward to the next offering period, or returned to the participating employee without interest.

Application of Funds

The proceeds received by the Company from the sale of common stock pursuant to options granted under the ESPP may be used for any corporate purposes, and the Company shall not be obligated to segregate participating employees' payroll deductions.

Changes of Common Stock

If the Company should subdivide or reclassify the common stock, or should declare thereon any dividend payable in shares of such common stock, or should take any other action of a similar nature affecting such common stock, then the number and class of shares of common stock which may thereafter be optioned (in the aggregate and to any individual participating employee) shall be adjusted accordingly.

Merger or Consolidation

If the Company should merge into or consolidate with another corporation, the Board of Directors may, at its election, either (i) terminate the ESPP and refund without interest the entire balance of each participant's deductions, or (ii) entitle each participant to receive on the offering termination date upon the exercise of such option for each share of common stock as to which such option shall be exercised the securities or property to which a holder of one share of the common stock was entitled upon and at the time of such merger or consolidation. A sale of all or substantially all of the assets of the Company shall be deemed a merger or consolidation for the foregoing purposes.

Federal Income Tax Consequences

The following summarizes certain United States federal income tax considerations for employees participating in the ESPP and certain tax effects to the Company. This summary, however, does not address every situation that may result in taxation. For example, it does not discuss foreign, state, or local taxes, or any of the tax implications arising from a participant's death. This summary is not intended as a substitute for careful tax planning, and each employee is urged to consult with and rely on his or her own advisors with respect to the possible tax consequences (federal, state, local and foreign) of exercising his or her rights under the ESPP. The ESPP is not subject to the provisions of the Employee Retirement Income Security Act of 1974, and the provisions of Section 401(a) of the Internal Revenue Code are not applicable to the ESPP.

The amounts deducted from an employee's pay under the ESPP will be included in the employee's compensation subject to United States federal income tax, and the Company will withhold taxes on these amounts. Generally, the employee will not recognize any additional income at the time options are granted pursuant to the ESPP or at the time the employee purchases shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which the employee acquired such shares, the employee will recognize ordinary compensation income (i.e., not capital gain income) at the time of such disposition in an amount equal to the excess, if any, of the fair market value of the shares on the day the shares were purchased over the amount the employee paid for the shares. In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (generally, the fair market value of the shares on the day of purchase). Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year. The holding period for determining whether the gain or loss realized is short or long term will not begin until the employee is deemed to have purchased shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares, the employee will recognize ordinary compensation income at the time of such disposition in an amount equal to the lesser of:

(a) the excess, if any, of the fair market value of the shares at the time of disposition over the amount the employee paid for the shares; or

(b) 15% of the fair market value of the shares measured as of the first business day of the offering period in which the shares were purchased.

In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the fair market value of the shares on the day of purchase. Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year and otherwise will be short-term capital gain or loss.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which such shares were purchased, the Company generally will be entitled to a deduction for United States federal income tax purposes in an amount equal to the ordinary compensation income recognized by the employee as a result of such disposition. If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares, the Company will not be entitled to any deduction for United States federal income tax purposes with respect to the options or the shares issued upon their exercise.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2002 EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL 5

RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending September 29, 2006 ("fiscal year 2006"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended September 30, 2005, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2006.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's by-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of three directors, each of whom is independent within the meaning of applicable NASDAQ Rules. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the year ended September 30, 2005 results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required by Statement of Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee also received written disclosures and a letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm such firm's independence vis-à-vis the Company.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 30, 2005, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
David P. McGlade
David J. McLachlan, *Chairman*

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2005 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2005. The following table summarizes the fees of KPMG LLP billed to us for the last two fiscal years.

Fee Category	Fiscal Year 2005	% of Total	Fiscal Year 2004	% of Total
Audit Fees-Financial Statement Audit	$ 615,900	47%	$579,000	87%
Audit Fees-Section 404 of Sarbanes-Oxley	684,500	52%	—	0%
Total Audit Fees(1)	$1,300,400	99%	$579,000	87%
Audit-Related Fees(2)	15,250	1%	21,220	3%
Tax Fees(3)	—	0%	65,000	10%
All Other Fees(4)	3,000	0%	1,350	0%
Total Fees	$1,318,650	100%	$666,570	100%

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2005 and fiscal 2004.

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. In 2005 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to an employee benefit plan audit, registration statement filings for financing activities and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $0 and $65,000 of the total tax fees for fiscal year 2005 and 2004, respectively. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2005 and 2004 consist of licenses for accounting research software.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the IRC and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components of the compensation to be paid to the Chief Executive Officer of Skyworks, each of the Company's executive officers, and any other officers or employees who report directly to the Chief Executive Officer (collectively, the "Senior Executives"). The committee approves and periodically evaluates the Company's compensation policies applicable to the Senior Executives, including the Chief Executive Officer, and reviews the performance of such Senior Executives. The committee believes that executive compensation should be directly linked to corporate performance and increases in stockholder value. Its objectives are to provide: (1) levels of compensation that enable Skyworks to attract and retain key talent needed to obtain its business objectives; (2) variable compensation opportunities linked directly to Company performance; and (3) stock-based compensation opportunities that link executive compensation to stockholder value. The elements of compensation for the Senior Executives are base salary, short-term cash incentives, and long-term stock-based awards.

Compensation for Skyworks' Senior Executives, including salary, short-term cash incentives and long-term stock-based incentives, is established at levels intended to be competitive with the compensation of comparable executives in similar companies. In determining competitive compensation standards, the Compensation Committee utilized studies from third-party compensation consultants at Aon/Radford Consulting on executive compensation in comparable high technology and semiconductor companies. At the request of the committee, Aon/Radford Consulting, assisted by management, selected, as a comparator, a peer group of 17 publicly-traded, U.S.-based corporations with which the Company may compete in recruiting executive talent. The comparator group selected has been approved by the committee. Following a review of these studies, the Compensation Committee established base salaries, short-term cash incentive targets and long-term stock-based awards. Base salaries and long-term stock-based awards were generally targeted at the market median, and in certain instances were targeted closer to the 75th percentile of the Company's peers based on roles, responsibilities and performance. Total cash compensation (i.e., base salary plus short-term cash incentive) was also targeted at the market median with the opportunity for executives to earn above the market median based on performance. In establishing individual compensation, the Compensation Committee considers the individual experience and performance of the executive, as well as the performance of Skyworks. The Chief Executive Officer is not present during voting or deliberations of the Compensation Committee concerning his compensation. However, the Compensation Committee does consider the recommendations of the Chief Executive Officer regarding the compensation of the other Senior Executives. These recommendations include an assessment of the individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally take into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the competitive environment for attracting and retaining executives. In light of the considerations discussed above in determining base salaries, and the recommendations of the Compensation Committee's compensation consultant, the committee increased the base salaries of the Senior Executives an average of 4% effective for fiscal year 2006. Given the Company's performance, the Company's Chief Executive Officer did not receive a salary increase for fiscal year 2006.

Short-term cash incentive compensation for each Senior Executive is established annually by the Compensation Committee by tying a significant portion of each Senior Executive's total cash compensation to the Company's accomplishment of specific financial objectives. The Compensation Committee established aggressive forward-looking financial targets for Skyworks' Senior Executives for fiscal year 2005. During fiscal year 2005, the Company's financial performance did not meet these targets. Accordingly, no annual cash incentive payments were made to the Chief Executive Officer or any of the other Senior Executives for fiscal year 2005.

The Compensation Committee currently provides Senior Executives with long-term stock-based compensation under Skyworks' 2005 Long-Term Incentive Plan. In the past, the Compensation Committee typically awarded nonqualified stock options under its stock-based compensation plans. Given the mandate of the expensing of stock-based compensation awards, the Company has started to grant alternative equity vehicles, such as restricted stock. The committee determines who should receive grants, when grants should be made, the type of grants to be made, the applicable vesting schedules and the number of shares subject to each award. These grants are intended to tie the value of Senior Executives' compensation to the long-term value of Skyworks' common stock. The stock-based awards granted by the committee typically utilize vesting periods in order to encourage key employees to remain employed by Skyworks. In general, the Compensation Committee bases its decisions regarding the grant of stock-based awards on recommendations of management and the committee's third-party compensation consultant, with the intention of keeping the executives' overall compensation, including the stock-based component of that compensation, at a competitive level with the Skyworks' comparator group. The Compensation Committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its stock-based compensation plans, the number of options and shares held by the Senior Executive for whom an award is being considered and the other elements of the Senior Executive's compensation, as well as the Company's compensation objectives and policies described above. As with the determination of base salaries and short-term cash incentives, the Committee exercises subjective judgment and discretion in view of the above criteria. During fiscal year 2005, the Compensation Committee granted a combination of restricted stock and stock options to each of the Senior Executives under stock-based compensation plans, targeted at the market median of the Company's peers, with adjustments to reflect roles within the Company and individual performance.

Skyworks also permits Senior Executives and other employees to purchase Skyworks common stock at a discount through the Company's Employee Stock Purchase Plan. Skyworks' employees, including the Senior Executives, may also participate in the Company's 401(k) Plan, under which Skyworks' employer contribution has in recent years been made in the form of Skyworks common stock. The committee believes that these programs, along with stock-based awards, provide the Senior Executives with the opportunity to acquire long-term stock ownership positions, and help to align the executives' interests with stockholders' interests. The committee believes that this directly motivates Senior Executives to maximize long-term stockholder value.

A final component of executive compensation provided executives and other highly compensated employees with a means to defer recognition of income. Certain Senior Executives designated by the Compensation Committee participated in this Executive Compensation Plan during fiscal year 2005, which is discussed in the *"Executive Compensation"* section of this Proxy Statement. As a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to this plan.

With regard to Mr. Aldrich, the Company's President and Chief Executive Officer, the Compensation Committee made an overall assessment of Mr. Aldrich's leadership in establishing and executing long-term and short-term strategic, operational and business goals for the Company. Additionally, as part of the review process, the Compensation Committee assessed Skyworks' financial and business results compared to the Company's semiconductor peers; Skyworks' financial performance relative to its financial performance in prior periods; Skyworks' market competitiveness as measured by new business creation and product generation; and the health of the Skyworks organization as measured by the ability to attract and retain key employees. As a result of this review, the Compensation Committee awarded a mix of base salary and short-term cash incentive, along with a long-term, stock-based award, designed to align Mr. Aldrich's compensation with the performance of Skyworks. The resulting total cash compensation was targeted at the market median of chief executive officers of the comparator group utilized by the Committee's third-party compensation consultants. As a result of the Company's performance, Mr. Aldrich did not receive a salary increase for fiscal year 2006. During fiscal year 2005, Mr. Aldrich received a base salary of $552,000, which was equivalent to the 67th percentile of this peer group. As discussed above, the Compensation Committee also established aggressive forward-looking financial targets for Mr. Aldrich for fiscal year 2005. During fiscal year 2005, the Company's financial performance did not meet these targets, resulting in no annual cash incentive payment being made to Mr. Aldrich for fiscal year 2005. Mr. Aldrich also received a combination of restricted stock and stock options in fiscal year 2005 with a Black-Scholes value targeted at the 34th percentile of the Company's peers.

Section 162(m) of the IRC limits the tax deductibility by a publicly held corporation of compensation in excess of $1 million paid to certain of its executive officers. However, this deduction limitation does not apply to certain "qualified performance-based compensation" within the meaning of the IRC and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m), and it is the Compensation Committee's intention to structure executive compensation to minimize the application of the deduction limitations of Section 162(m) insofar as consistent with the Compensation Committee's overall compensation objectives.

Based on the recommendations of the Compensation Committee, Skyworks entered into severance agreements with certain Senior Executives in fiscal year 2005. Such agreements do not guarantee salary, position or benefits, but provide salary continuation and other benefits in the event of a termination after a change in control or certain other terminations. Certain of these agreements are described in the *"Severance Agreements"* section of this Proxy Statement.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, *Chairman*
David P. McGlade

COMPENSATION OF EXECUTIVE OFFICERS

The following table presents information about total compensation during the last three completed fiscal years for the Chief Executive Officer and the four next most highly compensated persons serving as executive officers during the year (the "Named Executives").

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary	Bonus	Restricted Stock Awards($) (1)	Securities Underlying Options(#)	All Other Compensation(2)
David J. Aldrich	2005	$549,800	$ —	$391,940	274,254	$10,804
President and	2004	$527,539	$1,060,000	—	500,000	$12,608
Chief Executive Officer	2003	$480,000	$ —	—	—	$ 9,548
Kevin D. Barber	2005	$342,700	$ —	$ 92,222	64,530	$ 9,464
Senior Vice President	2004	$329,646	$ 397,000	—	210,000(3)	$13,397
and General Manager, Mobile Platforms	2003	$307,615	$ —	—	—	$ 6,890
Liam K. Griffin	2005	$298,000	$ —	$ 92,222	64,530	$ 9,445
Senior Vice President,	2004	$278,769	$ 336,000	—	110,000	$ 8,298
Sales and Marketing	2003	$259,423	$ 115,000(4)	—	—	$ 7,315
Allan M. Kline(5)	2005	$336,700	$ —	$ 92,222	64,530	$11,716
Vice President, Chief	2004	$237,500	$ 390,000	—	280,000(6)	$ 6,413
Financial Officer	2003	$ —	$ —	—	—	$ —
Gregory L. Waters	2005	$318,900	$ —	$ 92,222	64,530	$46,590(7)
Executive Vice President	2004	$295,385	$ 360,000	—	100,000	$22,039(7)
	2003	$117,288	$ 60,000(7)	—	225,000(6)	$ 4,165

(1) Amounts shown represent the dollar value of the restricted stock awards based on the value of the Company's common stock on the date of grant. All grants of restricted stock vest 25% per year on each of the first four anniversaries of the grant date and were made under the Company's 2005 Long-Term Incentive Plan. On May 10, 2005, Mr. Aldrich received a grant of 75,373 shares of restricted stock and Messrs. Barber, Griffin, Kline, and Waters each received a grant of 17,735 shares of restricted stock. The dollar value shown above with respect to each of the Named Executives is based upon the closing price of the Company's common stock ($5.20) on May 10, 2005. As of September 30, 2005, the aggregate number of shares of restricted stock held by each of the Named Executives, and the dollar value of such shares, was as follows: Mr. Aldrich, 75,373 shares ($529,118); Mr. Barber, 17,735 shares ($124,500); Mr. Griffin, 17,735 shares ($124,500); Mr. Kline, 17,735 shares ($124,500); and Mr. Waters, 17,735 shares ($124,500). The dollar values are based upon the closing price of the Company's common stock ($7.02) on September 30, 2005.

(2) "All Other Compensation" includes the Company's contributions to each Named Executive's 401(k) plan account, the cost of group term life insurance premiums, and de minimis service awards.

(3) Mr. Barber received an annual stock option grant to purchase 110,000 shares in January 2004, and a one-time stock option grant to purchase 100,000 shares in connection with his promotion to Senior Vice President and General Manager, RF Solutions in November 2003.

(4) As an incentive for joining the Company in August 2001, Mr. Griffin was guaranteed a one-time bonus of $115,000, which was paid during fiscal 2003.

(5) Mr. Kline joined the Company as an executive officer on January 5, 2004.

(6) As an incentive for joining the Company, Messrs. Kline and Waters received one-time new hire stock option grants to purchase 280,000 shares and 225,000 shares, respectively.

(7) Mr. Waters joined the Company on April 17, 2003, and was appointed an executive officer on February 6, 2004. As an incentive for joining the Company, Mr. Waters received a sign on bonus of $60,000. Mr. Waters also received $37,413 and $9,591 in relocation reimbursements in fiscal years 2005 and 2004, respectively, which is included in "All Other Compensation."

The following tables provide information about stock options granted to and exercised by each of the Named Executives in fiscal year 2005, if any, and the value of options held by each at September 30, 2005.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
David J. Aldrich	274,254	5.9	$8.93	11/10/2014	$1,540,218	$3,903,216
Kevin D. Barber	64,530	1.4	$8.93	11/10/2014	$ 362,402	$ 918,399
Liam K. Griffin	64,530	1.4	$8.93	11/10/2014	$ 362,402	$ 918,399
Allan M. Kline	64,530	1.4	$8.93	11/10/2014	$ 362,402	$ 918,399
Gregory L. Waters	64,530	1.4	$8.93	11/10/2014	$ 362,402	$ 918,399

The options vest at a rate of 25% per year commencing one year after the date of grant, provided the holder of the option remains employed by the Company. Options may not be exercised beyond three months after the holder ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination. The assumed annual rates of stock price appreciation stated in the table are dictated by regulations of the SEC, and are compounded annually for the full term of the options. These assumptions do not reflect our estimates of future stock price growth and actual outcomes may differ.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

			Number of Securities Underlying Unexercised Options at September 30, 2005(#)		Value of Unexercised In-The-Money Options at September 30, 2005($)	
Name	Shares Acquired On Exercise(#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
David J. Aldrich	50,000	$385,410	1,364,000	349,254	$569,170	$152,250
Kevin D. Barber	—	$ —	287,564	158,280	$114,188	$ 38,063
Liam K. Griffin	—	$ —	297,500	77,030	$ 76,125	$ 25,375
Allan M. Kline	—	$ —	70,000	274,530	$ —	$ —
Gregory L. Waters	—	$ —	212,500	177,030	$191,250	$191,250

The values of unexercised options in the foregoing table are based on the difference between the $7.02 closing price of Skyworks' common stock on September 30, 2005, the end of the 2005 fiscal year, on the NASDAQ Stock Market, and the respective option exercise price.

LONG-TERM INCENTIVE AWARDS

There were no long-term incentive awards granted to any Named Executives for fiscal year 2005.

EXECUTIVE COMPENSATION

Our executives are eligible for awards of nonqualified stock options, restricted stock, and other stock-based awards under our applicable stock-based compensation plans. These stock-based compensation plans are administered by the Compensation Committee of the Board of Directors. Generally, the exercise price at which an executive may purchase Skyworks' common stock pursuant to a stock option is the fair market value of Skyworks' common stock on the date of grant. Stock options are granted subject to restrictions on vesting, with equal portions of the total grant typically vesting over a period of four years. Our stock options are subject to termination (after certain grace periods) upon termination of employment, disability or death. Restricted stock awards involve the issuance of shares of common stock that may not be transferred or otherwise encumbered, subject to certain exceptions, for varying amounts of time, and which will be forfeited, in whole or in part, if the executive terminates his or her employment with Skyworks.

The Named Executives were also eligible to receive short-term cash incentive compensation under which a percentage of each executive's total cash compensation is tied to the Company's accomplishment of specific financial objectives during fiscal year 2005. The Company did not achieve the financial objectives set by the Board of Directors, and therefore no short-term cash incentive payments were made to the Named Executives with respect to fiscal year 2005. Certain Named Executives also were provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan"), an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation. Deferred amounts are held in a trust. Participants defer recognizing taxable income on the amount held for their benefit until the amounts are paid. Participants normally receive the deferred amounts upon retirement. Although the Company had discretion to make additional contributions to the accounts of participants, it has never done so. As a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan.

COMPENSATION OF DIRECTORS

Directors who are not employees of Skyworks are paid, in quarterly installments, an annual retainer of $30,000, plus an additional $1,000 for each Board of Directors meeting attended in person or $500 for each Board of Directors meeting attended by telephone. Effective beginning fiscal year 2005, the Chairman of the Board of Directors is paid an annual retainer of $45,000. Additional annual retainers are paid to the Chairman of the Audit Committee ($9,000); the Chairman of the Compensation Committee ($6,000); and the Chairman of the Nominating and Governance Committee ($2,500). In addition, Directors who serve on Committees in roles other than as Chairman are annually paid $3,000 (Audit Committee); $2,000 (Compensation Committee); and $1,250 (Nominating and Corporate Governance Committee). Each new non-employee director receives an option to purchase 45,000 shares of common stock immediately following the earlier of Skyworks' annual meeting of stockholders at which the director is first elected by the stockholders or following his initial appointment by the Board of Directors. Additionally, following each annual meeting of stockholders each non-employee director who is continuing in office or re-elected receives an option to purchase 15,000 shares of common stock. The exercise price of stock options granted to directors is equal to the fair market value of the common stock on the date of grant. Stock option grants to directors for fiscal years 2002, 2003 and 2004 were made under the 2001 Directors' Stock Option Plan. All options under the 2001 Directors' Stock Option Plan are non-qualified options, with a maximum ten (10) year term, that become exercisable in four (4) equal increments over a period of four (4) years from the date of grant.

In connection with his appointment to the Board of Directors, Mr. McGlade was granted an option to purchase 45,000 shares of common stock on February 1, 2005, at an exercise price equal to the fair market value of the common stock on the date of grant under our Directors' 2001 Stock Option Plan. In connection with their continued service on the Board of Directors, each of Messrs. Beebe, Beguwala, Decker, Furey, Iyer, Leonard and McLachlan was granted an option to purchase 15,000 shares of common stock on April 28, 2005, at an exercise price equal to the fair market value of the common stock on the date of grant.

On June 27, 2005, the Company's Board of Directors modified the terms of certain options to purchase the Company's common stock held by Mr. Donald R. Beall, a former director of the Company who retired on April 28, 2005. Specifically, the vesting of 36,750 of Mr. Beall's outstanding stock options was accelerated such that they are now exercisable. In addition, the exercise period for 73,500 of Mr. Beall's stock options (including the 36,750 accelerated options discussed above) was extended so that, instead of expiring on July 28, 2005, such options would continue to be exercisable until April 28, 2007. The options affected have exercise prices ranging from $6.24 to $11.75. These modifications did not affect 258,514 of Mr. Beall's other outstanding options, which were fully vested pursuant to their original terms at the time of his retirement and expire at various times beginning July 28, 2005, and ending April 28, 2010. In accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the modification of 13,500 of the above-referenced stock options will not affect the Company's financial statements because the exercise price for such options was higher than the market price of the Company's stock at the modification date. Therefore, the intrinsic value of such stock options was zero at the date of the modification, and no additional compensation cost will result. The modification of the other 60,000 above-referenced options will result in the Company incurring a non-cash charge of $57,450 since the exercise price for such options was lower than the market price of the Company's stock at the modification date. In addition, fixed stock option accounting continues to apply to all of the modified stock options because neither the number of stock options nor the exercise price of such stock options was changed as a result of the modification. None of the Company's stock-based compensation plans was affected by the aforementioned modifications.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of Skyworks. Mr. Aldrich's compensation as President and Chief Executive Officer of Skyworks is disclosed above.

SEVERANCE AGREEMENTS

Change of Control/Severance Agreement with Mr. Aldrich

In fiscal 2005, the Company entered into a Change of Control/Severance Agreement with Mr. David J. Aldrich (the "Aldrich Agreement"), the Company's Chief Executive Officer. The Aldrich Agreement sets out severance benefits that become payable if, within twenty-four (24) months of a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a severance payment equal to two and one-half ($2\frac{1}{2}$) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs); (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) if applicable, a gross-up payment for any excise taxes incurred under Section 4999 of the IRC. The Aldrich Agreement also sets out severance benefits that become payable if, while employed by the Company, but not following a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under such circumstances will consist of the following: (i) a severance payment equal to two (2) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs); and (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms). The Aldrich Agreement also contains non-compete and non-solicitation provisions applicable to Mr. Aldrich while he is employed by the Company, and for a period of twenty-four (24) months following the termination of his employment.

Change of Control/Severance Agreements with Messrs. Griffin, Kline, and Waters

In fiscal 2005, the Company entered into a Change of Control/Severance Agreement with each of Mr. Liam K. Griffin, Mr. Allan M. Kline, and Mr. Gregory L. Waters (the "COC Agreements"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months of a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a severance payment equal to two (2) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs); (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of twenty-four (24) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) if applicable, a gross-up payment for any excise taxes incurred under Section 4999 of the IRC. Each COC Agreement also sets out severance benefits that become payable if, while employed by the Company, but not following a change of control, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a severance payment equal to the sum of (x) one and one-half ($1\frac{1}{2}$) times his annual base salary and (y) any bonus then due; and (ii) all outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms). In the event the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms). Each COC Agreement also contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company, and for a period of twenty-four (24) months following the termination of his employment.

Change of Control/Severance Agreement with Mr. Barber

In fiscal 2005, the Company also entered into a Change of Control/Severance Agreement with Mr. Kevin D. Barber (the "Barber Agreement"). The Barber Agreement sets out severance benefits that become payable if, within twelve (12) months of a change of control, the Mr. Barber either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Barber in such circumstances will consist of the following: (i) severance pay equal to two (2) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs), with such severance to be paid, at the Company's election, in a lump sum payment at the time of termination or pro-rata over a period of twelve (12) months following termination; (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of twenty-four (24) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) if applicable, gross-up payments for any excise (or other) taxes incurred under Sections 4999 and 409A of the IRC. The Barber Agreement also sets out severance benefits that become payable if, while employed by the Company, but not following a change of control, Mr. Barber is involuntarily terminated without cause. The severance benefits provided to Mr. Barber under such circumstance will consist of the following: (i) severance pay equal to the sum of (x) one and one-half (1½) times his annual base salary and (y) any bonus then due, with such severance to be paid pro-rata over a period of twelve (12) months following his termination; and (ii) all outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms). In the event of Mr. Barber's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms). The Barber Agreement also contains a non-solicitation provision applicable to Mr. Barber while he is employed by the Company, and for a period of twelve (12) months following the termination of his employment.

STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 as of September 30, 2000, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.


200
150
100
50
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DOLLARS
Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
Sep00
Sep01
Sep02
Sep03
Sep04
Sep05
Years Ending

ANNUAL RETURN PERCENTAGE

Company/Index	Years Ended September 30, 2001	2002	2003	2004	2005
Skyworks Solutions, Inc.	(43.13)	(76.61)	106.29	1.52	(29.73)
S&P 500 Index	(26.62)	(20.49)	26.75	11.80	10.57
S&P 500 Semiconductors	(60.74)	(36.38)	90.74	(19.43)	24.20

INDEXED RETURNS

Company/Index	Base Period 2000	Years Ended September 30, 2001	2002	2003	2004	2005
Skyworks Solutions, Inc.	100	56.87	13.30	27.43	27.85	19.57
S&P 500 Index	100	73.38	58.35	73.95	82.68	91.42
S&P 500 Semiconductors	100	39.26	24.98	47.64	38.38	47.67

The stock price information shown on the above stock performance graph, annual return percentage table and indexed returns table are not necessarily indicative of future price performance. Information used on the graph and in the tables was obtained from Standard & Poor's, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

Skyworks' common stock is traded on the NASDAQ Stock Market under the symbol "SWKS." Prior to June 25, 2002, Skyworks' common stock was traded on the NASDAQ Stock Market under the symbol "AHAA."

Stock-Based Compensation Plan Information

The Company maintains 10 stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1986 Long-Term Incentive Plan,
- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the Directors' 1997 Non-Qualified Stock Option Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan and
- the 2005 Long-Term Incentive Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders.

A description of the material features of each such plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of September 30, 2005.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Stock-Based Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Stock-based compensation plans approved by security holders	9,119,911	$15.16	5,172,699(1)
Stock-based compensation plans not approved by security holders	22,457,595	$12.11	3,242,660(2)
Total	31,577,506(3)	$12.99	8,415,359

(1) No further grants will be made under the 1986 Long-Term Incentive Plan, the 1994 Non-Qualified Stock Option Plan and the Directors' 1997 Non-Qualified Stock Option Plan.

(2) No further grants may be made under the Washington Sub Inc. 2002 Stock Option Plan.

(3) Includes 8,602,253 options held by non-employees (excluding directors).

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-term Incentive Plan (the "1999 Employee Plan") provides for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment which affects outstanding options be consented to by the holder of the options.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002, in connection with the Merger. At the time of the spin-off of Conexant's wireless business, outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and Merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the Merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than (i) the election of the nominees to the Board of Directors, (ii) the approval of the amendment to the Company's 2005 Long-Term Incentive Plan, (iii) the approval of the amendment to the Company's 2002 Employee Stock Option Plan, (iv) the approval of the repurchase of certain stock options granted pursuant to the Washington Sub, Inc. 2002 Stock Option Plan held by non-employees, and (v) the ratification of the selection of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2006. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of greater than 10% of our equity securities to file reports of holdings and transactions of securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and other information provided to us, with respect to our fiscal year ended September 30, 2005, we believe that all Section 16(a) filing requirements applicable to our directors and executive officers with respect to our fiscal year ended September 30, 2005, were timely made.

SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $12,000, plus out-of-pocket expenses.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, as filed with the SEC are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals or nominations may be eligible for inclusion in the Company's Proxy Statement for the Company's 2007 annual meeting of stockholders. To be eligible for inclusion in the Company's 2007 proxy statement, any such proposals or nominations must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal offices at 20 Sylvan Road, Woburn, MA 01801, no later than October 16, 2006, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement. Additionally, the Company must have notice of any stockholder proposal or nomination to be submitted at the 2007 annual meeting (but not required to be included in the proxy statement) not later than December 30, 2006 or, in the event that the 2007 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2006 annual meeting, the later of December 30, 2006 or the 10th day following the day on which public announcement of the date of the 2007 annual meeting is first made by the Company, or such proposal will be considered untimely pursuant to Rule 14a-5(e) under the Exchange Act and persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

The stockholder's submission must include, with respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address and the number of shares of common stock of the Company which are owned beneficially and of record and must also set forth: (i) as to each person proposed for nomination for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to any other business proposed to be brought before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Proposals or nominations not meeting these requirements will not be entertained at the 2007 annual meeting.

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2005 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Words such as "believes," "expects," "may," "will," "would," "should," "could," "seek," "intends," "plans," "potential," "continue," "estimates," "anticipates," "predicts," and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses and future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed with the Securities and Exchange Commissions ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the "Certain Business Risks" sections of our Form 10-K for the fiscal year ended September 30, 2005, as filed with the SEC. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we," "our," "ours" and "us" refer only to Skyworks Solutions, Inc. and its consolidated subsidiaries and not any other person or entity. In addition, the following industry standards are referenced throughout the document:

- CDMA (Code Division Multiple Access): a method for transmitting simultaneous signals over a shared portion of the spectrum.
- DigRF: the digital interface standard that defines an efficient physical interconnection between baseband and RF integrated circuits for digital cellular terminals.
- EDGE (Enhanced Data rates for Global Evolution): an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 384Kpbs.
- GPRS (General Packet Radio Service): an enhancement to the GSM mobile communications system that supports data packets.
- GSM (Global System for Mobile Communications): a digital cellular phone technology based on TDMA that is the predominant system in Europe, but is also used around the world.

- PHS (Personal Handyphone System): a TDMA-based cellular phone system introduced in Japan in mid 1995.
- TD-SCDMA (Time Division Synchronous Code Division Multiple Access): a 3G mobile communications standard, being pursued in the People's Republic of China by the CATT.
- WCDMA (Wideband CDMA): a 3G technology that increases data transmission rates in GSM systems by using the CDMA air interface instead of TDMA.
- WLAN (Wireless Local Area Network): a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes.

Skyworks, Breakthrough Simplicity, the star design logo, DCR, iPAC, LIPA, Lynx, Pegasus, Polar Loop, Single Package Radio, SPR, System Smart, and Trans-Tech are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is an industry leader in radio solutions and precision analog semiconductors servicing a diversified set of mobile communications customers. Our front-end modules, radio solutions and multimode transceivers are at the heart of many of today's leading-edge multimedia handsets and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a wide range of applications including automotive, broadband, consumer, industrial, infrastructure, medical, military, Radio Frequency Identification ("RFID"), satellite and wireless data.

Skyworks was formed through the merger ("Merger") of the wireless business of Conexant Systems, Inc. ("Conexant") and Alpha Industries, Inc. ("Alpha") on June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, and amended as of April 12, 2002, by and among Alpha, Conexant and Washington Sub, Inc. ("Washington"), a wholly-owned subsidiary of Conexant to which Conexant spun off its wireless communications business. Pursuant to the Merger, Washington merged with and into Alpha, with Alpha as the surviving corporation. Immediately following the Merger, Alpha purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). For purposes of this Annual Report, the Washington business and the Mexicali Operations are collectively referred to as "Washington/Mexicali." Shortly thereafter, Alpha, which was incorporated in Delaware in 1962, changed its corporate name to Skyworks Solutions, Inc.

We are headquartered in Woburn, Massachusetts, and have executive offices in Irvine, California. We have design, engineering, manufacturing, marketing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our website free of charge our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material with the Securities and Exchange Commission ("SEC"). The information contained in our website is not incorporated by reference in this Annual Report.

INDUSTRY BACKGROUND

We believe that the wireless industry is on the verge of another growth cycle. According to Deutsche Bank, handset sales will have increased approximately 100% between 2001 and 2005 with volumes expected to reach 772 million units in 2005, and are expected to grow to nearly 1 billion units by 2008. Today, the worldwide penetration rate of wireless devices is less than 30%, given the low subscriber adoption rates in some of the world's largest countries such as China and India. It is anticipated that approximately 993 million new subscribers will begin using wireless services over the next five years, bringing the worldwide subscriber base to nearly 2.9 billion people by 2008 — or roughly 37% of the world's population.

At that same time, handset growth is also being driven by replacement units purchased by existing subscribers, as carriers introduce updated models, smaller form factors, added features and new multimedia applications. More specifically, traditional voice services offered by wireless carriers are being rapidly supplemented or augmented by the emergence of next-generation features such as cameras, TVs, video gaming, Web browsing, and WiFi-based (802.11) wireless data applications. As more and more features emerge within the handset, higher levels of semiconductor integration and power efficient architectures are required. Furthermore, many services will be offered simultaneously and over different frequencies, requiring agile, multimode operability.


Satellite TV/Radio
High Speed Data
GPS
Imaging
Gaming
Video
Web Browsing
MP3
Voice

Convergence of Wireless & Multimedia Within the Mobile Handset

Meanwhile, outside of the handset market, wireless technologies are rapidly proliferating as they are the critical link between the analog and digital worlds. Core analog technology allows for the detection, measurement, amplification and conversion of temperature, pressure and audio information into the digital realm. According to the Semiconductor Industry Association, the total available market for the analog semiconductor segment was $32 billion in 2005 and is expected to approach $50 billion in 2008. Today, this adjacent analog semiconductor market, which is characterized by longer product lifecycles and higher gross margins, is highly fragmented and diversified among various end-markets, customer bases and applications.

We believe that these market trends create a potentially significant opportunity for a broad-based semiconductor supplier with a comprehensive product portfolio based on radio frequency and analog technologies.


Consumer
Infrastructure
Wireless Data
Industrial
Linear Products
Medical
Broadband
Automotive
RFID
Military
Satellite

Select Analog End Markets

BUSINESS OVERVIEW

SKYWORKS' STRATEGY

Skyworks' vision is to become the premier supplier of radio solutions and precision analog semiconductors for mobile communications applications. Key elements in our strategy include:

Leveraging Core Technologies

Skyworks deploys technology building blocks such as radio frequency integrated circuits, analog/mixed-signal processing cores and digital baseband interfaces across multiple product platforms. We believe that this approach creates economies of scale in research and development, and facilitates a reduction in the time to market for key products.

Increasing Integration Levels

High levels of integration enhance the benefits of our products by reducing production costs through the use of fewer external components, reduced board space and improved system assembly yields. By combining all of the integral functionality, Skyworks can deliver additional semiconductor content, thereby offering existing and potential customers more compelling and cost-effective solutions.

Capturing an Increasing Amount of Semiconductor Content

We enable our customers to start with individual components as necessary, and then migrate up the product integration ladder. We believe that our highly integrated solutions will enable these customers to improve their time-to-market while focusing their resources on product differentiation through a broader range of more sophisticated, next-generation features.

Focusing on a Leadership Customer Base

Skyworks supports every top-tier wireless handset Original Equipment Manufacturer ("OEM") including Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Sony Ericsson Mobile Communications AB and LG Electronics, Inc. At the same time, we are diversifying our customer base as we introduce highly innovative linear products in support of medical, automotive, consumer and broadband applications. We believe that the efficiency learned from working with highly agile handset market leaders will prove to be a competitive advantage in these newly addressed market areas.

Delivering Operational Excellence

The Skyworks operations team leverages world-class manufacturing technologies and enables highly integrated modules, as well as system-level solutions. Skyworks strategy is to vertically integrate where it can differentiate or will otherwise enter alliances and partnerships for leading-edge capabilities. These partnerships and alliances are designed to ensure product leadership and competitive advantage in the marketplace. We are focused on achieving the industry's shortest cycle times, highest yields and ultimately the lowest cost structure.

BUSINESS FRAMEWORK

To address the wireless industry opportunities discussed above and to execute our strategy, we have aligned our product portfolio around two markets: mobile platforms and linear products. We believe we possess a broad technology capability and one of the most complete wireless communications product portfolios that, when coupled with key customer relationships with all major handset manufacturers, positions us well to meet industry needs.


Mobile Platforms
Linear Products
ANALOG

SKYWORKS PRODUCT PORTFOLIO

CDMA RF Subsystems
DCR™ Transceivers
GPRS RF Subsystems
GSM/GPRS/EDGE Power Amplifiers
Helios™ DigRF Subsystem
Helios™ EDGE RF Subsystems
Intera™ Front-End Modules
Lynx™ EDGE System Platforms
Pegasus™ GPRS System Platforms
PHS System Solutions
SPR™ Solutions
TD-SCDMA Power Amplifiers
WCDMA/CDMA Power Amplifiers
WCDMA FEMs
WCDMA Transceivers

Amplifiers
Attenuators
Chip Capacitors
Diodes
Directional Couplers/Detectors
Hybrids
Infrastructure RF Subsystems
Phase Shifters
Power Dividers/Combiners
Receivers
Switches
Synthesizers/PLLs
Technical Ceramics
Transmitters
WLAN Front-End Modules

Mobile Platforms:

- *DCR Transceiver (Tx/Rx):* encompasses the complete RF transmit and receive functions.
- *Front-End Modules (FEM):* power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution.
- *Power Amplifiers (PA):* the module that strengthens the signal so that it has sufficient energy to reach a base station.
- *RF Subsystems/Single Package Radio (SPR™) Solution:* combines the transceiver, the PA and associated controller, surface acoustic wave (SAW) filters, and a switchplexer into a single, multi chip module (MCM) package.
- *System Platforms:* incorporates all RF devices referenced above, as well as baseband processors that handle mixed-signal functions (converting analog signals to digital) and ARM/DSP digital devices that act as the central processor.

Linear Products:

- *Attenuators:* A circuit that allows a known source of power to be reduced by a predetermined factor (usually expressed as decibels).
- *Capacitors:* a passive electronic component that stores energy in the form of an electrostatic field.
- *Ceramic:* material used in semiconductors which contain transition metal oxides that are II-VI semiconductors, such as zinc-oxide.
- *Diodes:* semiconductor devices that pass current in one direction only.
- *Directional Coupler:* a transmission coupling device for separately sampling the forward or backward wave in a transmission line.
- *Directional Detector:* intended for use in power management applications.
- *Hybrid:* monolithic circuitry that is 100% passive and offers low loss, high isolation and phase/amplitude balance.
- *Phase Shifter:* achieves its distinct sound by creating one or more notches in the frequency domain that eliminate sounds at the notch frequencies.
- *PLL (Phase-Locked Loop):* is a closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal.
- *Power Combiner:* used for connecting more than one antenna to a single radio.
- *Power Divider:* passive devices designed to combine multiple antennas in a stacked antenna system, while providing a constant 50 ohm impedance over the bandwidth chosen.
- *Switch:* the component that performs the change between the transmit and receive function, as well as the band function for cellular handsets.
- *Synthesizer:* designed for tuning systems and is optimized for low phase noise with comparison frequencies.

THE SKYWORKS ADVANTAGE

By turning complexity into simplicity, we provide our customers with the following competitive advantages:

- Broad multimode radio and precision analog product portfolio
- Market leadership in key product segments
- Solutions for all air interface standards, including GSM/GPRS/EDGE, WCDMA, CDMA2000 and WLAN
- Analog, Radio Frequency ("RF"), mixed signal and digital design capabilities
- Access to all key process technologies: GaAs HBT, PHEMT, BiCMOS, SiGE, CMOS and RF CMOS
- World-class manufacturing capabilities and scale
- Superior level of customer service and technical support
- Commitment to technology innovation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and elsewhere in this Annual Report.

Overview

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is an industry leader in radio solutions and precision analog semiconductors servicing a diversified set of mobile communications customers. Our front-end modules, radio solutions and multimode transceivers are at the heart of many of today's leading-edge multimedia handsets and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a wide range of applications including automotive, broadband, consumer, industrial, infrastructure, medical, military, Radio Frequency Identification ("RFID"), satellite and wireless data.

The wireless communications semiconductor industry is highly cyclical and is characterized by rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. In the past, average selling prices of established products have generally declined over time and this trend is expected to continue in the future. Our operating results have been, and our operating results may continue to be, negatively affected by substantial quarterly and annual fluctuations and market downturns due to a number of factors, such as changes in demand for end-user equipment, the timing of the receipt, reduction or cancellation of significant customer orders, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, availability and cost of products from suppliers, new product and technology introductions by competitors, changes in the mix of products produced and sold, intellectual property disputes, the timing and extent of product development costs and general economic conditions. In addition, we may discover from time to time defects in our products after they have been shipped, which may require us to pay warranty claims, replace products, or pay costs associated with the recall of a customer's products containing our parts.

Business Framework

To address the wireless industry opportunities discussed above and execute to our strategy, we have aligned our product portfolio around two markets: mobile platforms and linear products. We believe we possess a broad technology capability and one of the most complete wireless communications product portfolios that, when coupled with key customer relationships with all major handset manufacturers, positions us well to meet industry needs.

Basis of Presentation

On June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, as amended as of April 12, 2002, by and among Alpha Industries, Inc. ("Alpha"), Conexant Systems, Inc. ("Conexant") and Washington Sub, Inc. ("Washington"), a wholly-owned subsidiary of Conexant to which Conexant spun off its wireless communications business, including its gallium arsenide wafer fabrication facility located in Newbury Park, California, but excluding certain assets and liabilities, Washington merged with and into Alpha with Alpha as the surviving entity (the "Merger"). Immediately following the Merger, we purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). The Washington business and the Mexicali Operations are collectively referred to herein as "Washington/Mexicali." Following the Merger, Alpha changed its corporate name to Skyworks Solutions, Inc.

Our fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and ended on October 3, 2003, and fiscal years 2005 and 2004 each consisted of 52 weeks and ended on September 30, 2005 and October 1, 2004, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month.

General

During fiscal 2005, certain key factors contributed to our overall results of operations and cash flows from operations. More specifically, we:

- experienced an increase in revenues from our Radio Frequency ("RF") products of 16.2% in aggregate dollars and 21.0% in units shipped from fiscal 2004 to fiscal 2005, tempered somewhat by a decrease in revenues for our cellular systems products of 13.9% in aggregate dollars and 7.8% in units shipped;
- experienced a 1.1% increase in aggregate revenue in fiscal 2005 as compared to fiscal 2004, despite an approximate 20% decline in average selling prices of our more mature single functionality products and an approximate 5% average selling price decline in our more highly integrated, complex next generation products. We achieved an 8.3% increase in overall units sold;
- experienced a 62.6% decrease in revenues from our assembly and test services area in fiscal 2005 as compared to fiscal 2004, as we fulfilled our agreement with Conexant and have exited this product area;
- experienced a 1.7% decrease in gross profits in fiscal 2005 as compared to fiscal 2004 principally due to product mix shifts, a one-time payment to a customer and continued additional costs associated with our highly integrated products;
- reduced overall operating expenses by 4.8% (primarily due to lower incentive compensation expenses) from fiscal year 2004 and increased operating income by 17.5% from fiscal year 2004 to 2005;
- increased revenues from our family of iPAC™ power amplifiers and Intera™ transmit front-end modules in fiscal 2005 as compared to 2004. We also introduced Helios™, our patented and highly innovative EDGE radio solution in fiscal 2005; and
- Increased cash and short-term investments by $21.3 million while still investing an additional $38.1 million in capital equipment.

Results of Operations

Years Ended September 30, 2005, 2004 and 2003

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

	2005	2004	2003
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	61.2	60.1	60.0
Gross margin	38.8	39.9	40.0
Operating expenses:			
Research and development	19.2	19.5	25.3
Selling, general and administrative	13.0	12.4	13.8
Amortization of intangible assets	0.3	0.4	0.7
Special charges	—	2.2	5.6
Total operating expenses	32.5	34.5	45.4
Operating income (loss)	6.3	5.4	(5.4)
Interest expense	(1.8)	(2.3)	(3.5)
Other income, net	0.7	0.2	0.2
Income (loss) before income taxes and cumulative effect of change in accounting principle	5.2	3.3	(8.7)
Provision for income taxes before cumulative effect of change in accounting principle	2.0	0.5	0.1
Income (loss) before cumulative effect of change in accounting principle	3.2	2.8	(8.8)
Cumulative effect of change in accounting principle, net of tax	—	—	(64.2)
Net income (loss)	3.2%	2.8%	(73.0)%

Net Revenues

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Net revenues	$792,371	1.1%	$784,023	26.9%	$617,789

We market and sell our semiconductor products and system solutions to leading Original Equipment Manufacturers ("OEMs") of communication electronics products, third-party original design manufacturers ("ODMs") and contract manufacturers, and indirectly through electronic components distributors.

Net revenues increased slightly overall in fiscal 2005 when compared to fiscal 2004 primarily as a result of increased demand in our RF product area. Revenues in aggregate dollars from our highly integrated complex RF products more than doubled between fiscal 2004 and fiscal 2005. This increase in revenues was partially offset by an overall decrease in average selling prices in nearly all of our product areas. Additionally, cellular systems revenue in aggregate dollars declined 13.9% and revenues from test and assembly declined by 63% due to the termination of the test and assembly services arrangement with Conexant. Our revenues from the test and assembly business averaged $10.0 million per quarter in fiscal 2004 and were $5.0 million in the second fiscal quarter of 2005. We fulfilled our manufacturing support obligation to Conexant on June 30, 2005.

Net revenues increased for fiscal 2004 when compared to the previous fiscal year primarily as the result of increased demand for our wireless product portfolio. More specifically, we had launched a number of more highly integrated product offerings, added to our customer base and expanded our geographical market presence. Additionally, power amplifiers, front-end modules, RF subsystems and complete cellular systems exhibited strong year-over-year growth. These increases in net revenues were tempered by a decrease in average selling prices primarily within our single function products and a decrease of approximately $15 million in net revenues for our assembly and test services as demand for these services declined in fiscal 2004. During fiscal 2004, the number of units we sold increased by approximately 53% when compared to fiscal 2003, however our average selling price across all products decreased in the aggregate by approximately 17% when compared to the previous fiscal year.

For information regarding net revenues by geographic region and customer concentration for each of the last three fiscal years, see Note 15 of Item 8 of this Annual Report.

Gross Profit

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Gross profit	$307,772	(1.7)%	$313,216	26.9%	$246,849
% of net revenues	38.8%		39.9%		40.0%

Gross profit represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation) associated with product manufacturing, royalty and other intellectual property costs and sustaining engineering expenses pertaining to products sold.

Gross profit for fiscal 2005 decreased by $5.4 million and gross profit margin decreased from 39.9% to 38.8% from fiscal 2004. The decrease in both absolute dollars and as a percentage of sales was primarily due to 1) continued additional costs associated with the ongoing launch of a number of our more highly integrated products, 2) an unfavorable shift in product mix in the fourth fiscal quarter, and 3) a one time payment to a customer of $3.2 million in the fourth fiscal quarter. A decline in the assembly and test services provided to Conexant in conjunction with fixed overhead and manufacturing costs in the assembly and test area also contributed to the decreased gross profit margin between fiscal 2005 and fiscal 2004.

Gross profit for fiscal 2004 benefited from increased operational efficiency through capacity utilization when compared to the previous fiscal year. This benefit was partially offset by the aforementioned decline in average selling prices and additional costs we incurred as we launched and ramped a number of more highly integrated RF product offerings including our front-end modules and single package radios.

Research and Development

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Research and development	$152,215	(0.3)%	$152,633	(2.2)%	$156,077
% of net revenues	19.2%		19.5%		25.3%

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices, and design and test tool costs.

Research and development expenses in fiscal 2005 declined slightly when compared to fiscal 2004. The decline is principally due to decreased incentive compensation costs. We remain committed to streamlining and focusing product development efforts on next-generation, highly integrated products to meet the needs of our customers.

We also reduced research and development expenditures in our cellular systems product area. More specifically, we focused our product development on core front-end modules, RF subsystems, infrastructure and next-generation solutions. Research and development expenses were lower in fiscal 2004 when compared to the previous year as we realized benefits from cost saving initiatives implemented in the previous two fiscal years.

Selling, General and Administrative

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Selling, general and administrative	$103,070	5.7%	97,522	14.2%	$85,432
% of net revenues	13.0%		12.4%		13.8%

Selling, general and administrative expenses include personnel costs (legal, accounting, treasury, human resources, information systems, customer service, etc.), sales representative commissions, advertising and other marketing costs.

The increase in selling, general and administrative expenses in fiscal 2005 as compared to fiscal 2004 is primarily due to an increase in bad debt expense of $4.8 million between fiscal 2005 and fiscal 2004. Additionally, costs incurred to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 contributed to the increase. The increased bad debt expense and Sarbanes-Oxley fees were partially offset by reductions in incentive compensation costs and legal costs due to the settlement of an intellectual property lawsuit.

The increase in selling, general and administrative expenses in fiscal 2004 when compared to the previous year is primarily attributable to an increase of approximately $5 million in legal expenses related to protecting our intellectual property portfolio. In addition, we incurred incentive related compensation expenses in fiscal 2004, which were not incurred in fiscal 2003. We tie incentive compensation to the accomplishment of specific financial objectives each fiscal year and met these objectives in fiscal 2004, whereas these objectives were not met in fiscal 2003. During fiscal 2004, we also incurred information systems conversion costs, whereas these expenses were not incurred in fiscal 2003. We transitioned our information systems services from Conexant Systems, Inc. to a third-party service provider during the third quarter of fiscal 2004. These increases in selling, general and administrative expenses for fiscal 2004 when compared to the previous year were partially offset by realization of the benefit of cost saving initiatives implemented in the previous two fiscal years.

Amortization of Intangible Assets and Warrants

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Amortization of intangible assets	$2,354	(22.6)%	$3,043	(30.6)%	$4,386
% of net revenues	0.3%		0.4%		0.7%

In 2002, we recorded $36.4 million of intangible assets related to the Merger consisting of developed technology, customer relationships and a trademark. These assets are principally being amortized on a straight-line basis over a 10-year period. Amortization expense in fiscal 2005, 2004, and 2003 primarily represents the amortization of these intangible assets.

The decrease in amortization expense on intangible assets between fiscal 2005 and fiscal 2004 is the result of $0.8 million in amortization expense recognized on certain warrants in 2004, while only $0.2 million was recognized in fiscal 2005.

During the fourth quarter of fiscal 2003, we wrote down certain intangible assets related to our infrastructure business based on a recoverability analysis prepared by management in response to a decline in demand for, and a decision to discontinue, certain infrastructure products. This write-down established a new cost basis for these assets and resulted in a decrease in amortization expense for fiscal 2004 when compared to fiscal 2003.

For additional information regarding goodwill and intangible assets, see Note 6 to the Consolidated Financial Statements.

Special Charges

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Special charges	$ —	(100.0)%	$17,366	(49.7)%	$34,493
% of net revenues	0.0%		2.2%		5.6%

No special charges were recorded in fiscal 2005.

Special charges consist of charges for asset impairments and restructuring activities, as follows:

Asset Impairments

During the second quarter of fiscal 2004, we recorded a $13.2 million charge primarily related to the impairment of obsolete baseband technology licenses that were established prior to the Merger. The impairment charge was based on a recoverability analysis prepared by management in response to the decision to discontinue certain products and the related impact on its current and projected outlook. Management believed these factors indicated that the carrying value of the related assets (intangible assets, machinery and equipment) was impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products (salvage value). Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The write down established a new cost basis for the impaired assets.

During the fourth quarter of fiscal 2003, we recorded a $26.0 million charge for the impairment of assets related to certain infrastructure products manufactured in our Woburn, Massachusetts and Adamstown, Maryland facilities. The Woburn facility primarily manufactures semiconductor products based on both silicon wafer technology and gallium arsenide technology. Our Adamstown, Maryland facility primarily manufactures ceramics components. We experienced a significant decline in factory utilization resulting from a downturn in the market for products manufactured at these two facilities and a decision to discontinue certain products. The impairment charge was based on a recoverability analysis prepared by management based on these factors and the related impact on our current and projected outlook. We projected lower revenues and new order volume for these products and management believed these factors indicated that the carrying value of the related assets (machinery, equipment and intangible assets) may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products over a five-year period. Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144, the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 16%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets. The anticipated pre-tax cost savings related to these impairment charges is expected to be $5.3 million from fiscal 2006 through fiscal 2008 and $8.6 million from fiscal 2009 through fiscal 2023. We realized actual savings from this asset impairment of $12.1 million in fiscal 2004 and 2005. This amount related to depreciation expense that was not recorded due to the impairment of the assets.

In addition, during the fourth quarter of fiscal 2003 we recorded a $2.3 million charge for the impairment of our Haverhill, Massachusetts property based on a third party estimate of its fair value. In fiscal 2003, we relocated our operations from this facility to our Woburn, Massachusetts facility. In March 2004, we entered into a contractual arrangement for the sale of the property, contingent upon obtaining specific regulatory approvals. As of September 30, 2005, the prospective buyer (with our approval) had received a portion of these regulatory approvals and anticipates receiving the remaining regulatory approval in 2006. If the prospective buyer does not receive all regulatory approvals by June 30, 2006, the prospective buyer has the option of terminating the original contract. Alternatively, the prospective buyer can renegotiate or extend the original contract with our approval.

Restructuring Charges

During fiscal 2004, we consolidated cellular systems software design centers in an effort to improve our overall time-to market for next-generation multimedia systems development. These actions aligned our structure with our current business environment. We implemented reductions in force at three remote facilities and recorded restructuring charges of approximately $4.2 million for costs related to severance benefits for affected employees and lease obligations. Substantially all amounts accrued for these actions have been paid as of September 30, 2005.

During fiscal 2003, we recorded $6.2 million in restructuring charges to provide for workforce reductions and the consolidation of facilities. The charges were based upon estimates of the cost of severance benefits for affected employees and lease cancellation, facility sales, and other costs related to the consolidation of facilities. All amounts accrued for these actions have been paid as of September 30, 2005.

For additional information regarding restructuring charges and liability balances, see Note 14 to the Consolidated Financial Statements.

Interest Expense

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Interest expense	$14,597	(18.7)%	$17,947	(16.1)%	$21,403
% of net revenues	1.8%		2.3%		3.5%

Interest expense is comprised principally of payments on our $50.0 million credit facility ("Facility Agreement") and Junior notes payable.

The decrease in interest expense for fiscal 2005 when compared to the previous fiscal year is due to the conversion of our $45 million of senior subordinated notes into shares of our common stock during fiscal 2004.

Specifically, we recorded $12.5 million in interest expense and deferred financing costs amortization on our $230 million Junior notes payable and $2.1 million in interest expense on our $50 million line of credit facility.

The decrease in interest expense for fiscal 2004 when compared to the previous fiscal year is primarily related to the conversion of our $45 million of senior subordinated notes into shares of our common stock during the third quarter of fiscal 2004. On April 22, 2004, we notified the holder of the senior notes that we would redeem such notes in full on May 12, 2004. On May 6, 2004, the holder of the senior notes converted such notes in full for approximately 5.7 million shares of our common stock. We paid interest in cash on the senior notes on the last business day of each March, June, September and December of each year. Interest paid on the senior notes is not deductible for tax purposes because of the conversion feature.

For additional information regarding our borrowing arrangements, see Note 7 to the Consolidated Financial Statements.

Other Income, Net

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Other income, net	$5,453	222.5%	$1,691	28.4%	$1,317
% of net revenues	0.7%		0.2%		0.2%

Other income, net is comprised primarily of interest income on invested cash balances, foreign exchange gains/losses and other non-operating income and expense items.

The increase in other income, net between fiscal 2004 and fiscal 2005 is primarily due to higher levels of interest bearing short-term investments in fiscal 2005 as compared to fiscal 2004 and higher average interest rates in fiscal 2005 as compared to fiscal 2004.

The increase in other income, net between fiscal 2004 and fiscal 2003 is primarily due to higher levels of interest bearing short-term investments in fiscal 2004 and slightly higher short-term interest rates.

Provision for Income Taxes

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Provision for income taxes	$15,378	286.0%	$3,984	511.0%	$652
% of net revenues	2.0%		0.5%		0.1%

Based upon a history of significant operating losses, management has determined that it is more likely than not that historic and current year income tax benefits will not be realized except for certain future deductions associated with the Mexicali Operations in the post-Merger period. Consequently, no U.S. income tax benefit has been recognized relating to the U.S. operating losses. As of September 30, 2005, we established a valuation allowance against all of our net U.S. deferred tax assets.

During fiscal 2005 we reduced the carrying value of our deferred tax assets by $3.7 million relating to the tax benefit recorded in fiscal 2002 for the impairment of our assembly and test machinery and equipment in Mexicali, Mexico. In the first quarter of fiscal 2005, a charge of $2.2 million resulted from a reduction of the statutory income tax rate in Mexico. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A charge of $2.3 million related to normal amortization of the tax benefit for tax over book depreciation. A favorable foreign translation adjustment of $0.8 million increased the deferred tax asset's carrying value.

In addition, the provision for income taxes for fiscal 2005, 2004 and 2003 consists of foreign income taxes incurred by foreign operations. We do not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized.

The provision for income taxes for fiscal 2005 and fiscal 2004 consists of approximately $11.1 million and $1.0 million, respectively, of U.S. income taxes recorded as a charge reducing the carrying value of goodwill. No benefit has been recognized for utilizing certain pre-Merger deferred tax assets. The utilization of these deferred items reduces the carrying value of goodwill, i.e., charge in lieu of tax expense, instead of reducing income tax expense. We will evaluate the realization of the pre-Merger deferred tax assets periodically and adjust the provision for income taxes accordingly. As a result, the effective tax rate may vary in subsequent periods.

No provision has been made for United States federal, state, or additional foreign income taxes related to approximately $11.6 million of undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently reinvested. It is not practicable to determine the U.S. federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

In fiscal 2005 our subsidiary in Mexico dividended approximately $25.6 million of earnings to the United States. Such earnings, which were not subject to Mexico withholding tax and could be applied against U.S. net operating loss carryforwards, resulted in no significant U.S. income tax expense. Earnings of our

Mexico subsidiary are no longer considered permanently reinvested, and accordingly, U.S. income taxes are provided on current earnings attributable to our earnings in Mexico.

Cumulative Effect of Change In Accounting Principle

	Years Ended September 30,				
	2005	Change	2004	Change	2003
			(In thousands)		
Cumulative effect of change in accounting principle	$—	—	$—	100.0%	$(397,139)

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," October 1, 2002 and performed a transitional impairment test for goodwill. As a result, we determined that the carrying amount of our goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle and is reflected in our results of operations as of the beginning of fiscal 2003. We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. We completed our annual goodwill impairment test for fiscal 2005 and determined that as of July 5, 2005, our goodwill was not impaired.

Liquidity and Capital Resources

	Years Ended September 30		
	2005	2004	2003
		(In thousands)	
Cash and cash equivalents at beginning of period	$123,505	$ 161,506	$ 53,358
Net cash provided by (used in) operating activities	54,197	91,913	(72,052)
Net cash used in investing activities	(66,424)	(141,044)	(44,282)
Net cash provided by financing activities	5,244	11,130	224,482
Cash and cash equivalents at end of period	$116,522	$ 123,505	$161,506

Fiscal 2005

During fiscal 2005, we generated $54.2 million in cash from operating activities. This was principally attributable to increased revenues and lower overall operating expenses combined with reduced interest expense and higher other income (primarily interest income). Non-cash charges (including depreciation, charge in lieu of income tax expense, amortization and contribution of common shares to savings and retirement plans) totaled $62.8 million. This was offset by a reduction in liabilities of $21.1 million primarily related to payment of prior year incentive compensation. Annualized inventory turns for the fourth quarter of fiscal 2005 were 6.2. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. Other decreases to cash provided by operating activities resulted from an net increase in our receivable balances of $18.8 million offset by bad debt provisions of $5.1 million. The increase in accounts receivable balances is due to the timing and collection of customer receivables. The timing of purchasing patterns by our customers in our industry affects the timing of our revenue recognition and our collections and is one of the principal reasons for the increase in days sales outstanding from 66 at the end of fiscal 2004 to 82 at the end of fiscal 2005.

In October 2005, we were notified by Vitelcom Mobile (one of our tier three customers) that it had sustained significant weather related damage to one of its manufacturing facilities in Mexico. Due to the business interruption caused by this event, the customer notified us that it would defer making cash payments on a previously arranged payment plan. While we currently anticipate that this receivable will ultimately be collectible, the customer nevertheless is not making timely payments on the amounts owed to us and thus our near term cash payments from this customer remain uncertain.

Cash used in investing activities for the year ended September 30, 2005 consisted of $28.3 million of net investments in auction rate securities and capital expenditures of $38.1 million. We anticipate our capital expenditures will approximate $40 million in fiscal 2006. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities. Future capital expenditures will be funded by the generation of positive cash flows from operations. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings.

Cash provided by financing activities for the year ended September 30, 2005, consisted of $5.2 million of proceeds received from the exercise of stock options. We have short-term debt which consists of a $50 million credit facility and long-term debt which consists of a $230 million 4.75% convertible subordinated note payable which will become due in November 2007. There were no changes to the long-term and short-term debt balances in fiscal 2005. We expect to maintain these balances through fiscal 2006. For additional information regarding our borrowing arrangements, see Note 7 to the Consolidated Financial Statements.

Fiscal 2004

During fiscal 2004, we made progress in several key areas as we focused our efforts on both cash and inventory management. We significantly reduced the number of days sales outstanding in the fourth quarter of fiscal 2004 to 66 from 88 for the same period in the previous fiscal year. Annualized inventory turns for the fourth quarter of fiscal 2004 were 6.6. During fiscal 2004, we also converted our 15 percent convertible senior subordinated notes into shares of our common stock, ultimately reducing our future cash outflows and expenses related to the interest incurred on these senior subordinated notes.

In fiscal 2004, we generated $91.9 million in cash from operating activities as we experienced a significant improvement in our operating results when compared to the previous fiscal year. This improvement was primarily attributable to increased net revenues in fiscal 2004, when compared to the previous fiscal year, primarily resulting from increased demand for our wireless product portfolio. More specifically, we had launched a number of more highly integrated product offerings, added to our customer base and expanded our geographical market presence. In addition, we reduced research and development expenses and selling, general and administrative expense as a percentage of net revenues to 31.9% in fiscal 2004, from 39.1% for the previous fiscal year. During fiscal 2004, we invested $60.0 million in capital equipment primarily related to the design of new highly integrated products and processes, enabling us to address new opportunities and to meet our customers' demands. In fiscal 2004 we made net investments of approximately $81 million in short-term auction rate securities.

Cash provided by financing activities in fiscal 2004 primarily represents an increase in borrowings under our $50 million credit facility secured by the purchased accounts receivable with Wachovia Bank, N.A.

Fiscal 2003

Cash used in operating activities was $72.1 million for fiscal 2003, reflecting a net loss of $451.4 million, offset by non-cash charges (primarily asset impairments, depreciation and amortization) of $489.2 million and a net decrease in working capital items of approximately $109.9 million, including $40.0 million of merger-related expense payments. As of September 30, 2003, substantially all amounts accrued for merger-related expenses had been paid. We adopted SFAS No. 142 on October 1, 2002, and recorded a $397.1 million charge for the cumulative effect of a change in accounting principle, representing the difference between the implied fair value and carrying value of our goodwill.

Cash used in investing activities for fiscal 2003 primarily consisted of capital expenditures of $40.3 million. The capital expenditures for fiscal 2003 represented our continued investment in production and test facilities in addition to our commitment to invest in the capital needed to design new products and processes and address new opportunities to meet our customers' demands. Cash used in investing activities for fiscal 2003 also included $4.0 million of purchases of short-term investments. Our short-term investments were classified as held-to-maturity and consisted primarily of commercial paper with original maturities of more than 90 days and less than twelve months.

On August 11, 2003, we filed a shelf registration statement on Form S-3 with the SEC with respect to the issuance of up to $250 million aggregate principal amount of securities, including debt securities, common or preferred shares, warrants or any combination thereof. This registration statement, which the SEC declared effective on August 28, 2003, provides us with greater flexibility and access to capital. On September 9, 2003, we issued 9.2 million shares of common stock under our shelf registration statement. Cash provided by financing activities for fiscal 2003 included approximately $102.2 million of net proceeds from this offering. We may from time to time issue securities under the remaining balance of the shelf registration statement for general corporate purposes.

Cash provided by financing activities for fiscal 2003 also included the net impact of our private placement of $230 million of 4.75 percent convertible subordinated notes due November 2007 and related debt refinancing with Conexant on November 13, 2002. These subordinated notes could be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The net proceeds from the note offering were principally used to prepay $105 million of the $150 million debt to Conexant relating to the purchase of the Mexicali Operations and to prepay the $65 million principal amount outstanding as of November 13, 2002, under a separate loan facility with Conexant. In connection with our prepayment of $105 million of the $150 million debt owed to Conexant relating to the purchase of the Mexicali Operations, the remaining $45 million principal balance was exchanged for new 15% convertible senior subordinated notes with a maturity date of June 30, 2005. On April 22, 2004, we notified the holder of the senior notes that we would redeem such notes in full on May 12, 2004. On May 6, 2004, the holder of the senior notes converted such notes in full for approximately 5.7 million shares of our common stock. In addition to the retirement of $170 million in principal amount of indebtedness owing to Conexant, we also retained approximately $53 million of net proceeds of the private placement to support our working capital needs. In addition, as of September 30, 2003, we had borrowings outstanding of $41.7 million under our $50 million credit facility secured by the purchased accounts receivable with Wachovia Bank, N.A.

Contractual Cash Flows

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements and operating leases at September 30, 2005 (see Notes 7 and 11 of the Consolidated Financial Statements), in thousands:

	Payments Due By Period				
Obligation	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**Thereafter**
Debt	$280,000	$50,000	$230,000	$ —	$ —
Operating leases	30,838	6,980	11,385	10,167	2,306
Other commitments	9,372	4,298	5,074	—	—
	$320,210	$61,278	$246,459	$10,167	$2,306

Based on our results of operations for fiscal 2005 and current trends, we expect our existing sources of liquidity, together with cash expected to be generated from operations and short term investments, will be sufficient to fund our research and development, capital expenditures, debt obligations, purchase obligations, working capital and other cash requirements for at least the next 12 months. However, we cannot assure you that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. If we are unable to obtain enough capital to meet our capital needs on a timely basis or at all, our business and operations could be materially adversely affected.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Inventories

We assess the recoverability of inventories through an on-going review of inventory levels relative to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of six months), we write down the value of those excess inventories. In determining the net realizable value of our inventories, we review the valuations of inventory considered excessively old, and therefore subject to obsolescence. We also adjust the valuation of inventory when estimated actual cost is significantly different than standard cost and to value inventory at the lower of cost or market. Once established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory. We sell our products to communications equipment original equipment manufacturers ("OEMs") that have designed our products into equipment such as cellular handsets. These design wins are gained through a lengthy sales cycle, which includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. Consequently, when the quantities of inventory on hand exceed forecasted demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the net realizable value of such inventories is generally estimated to be zero. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Valuation of Long-lived Assets, Goodwill and Intangible Assets

Carrying values for long-lived assets and definite-lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connection with SFAS No. 144, which was adopted on October 1, 2002. Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using discounted cash flows.

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed annually for possible impairment in accordance with SFAS No. 142, which was adopted on October 1, 2002. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to purchase price allocation. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter (July 1) and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.

Deferred Income Taxes

We have provided a valuation allowance related to our substantial United States deferred tax assets. If sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowance, which may result in income tax benefits in our statement of operations. The future realization of certain deferred tax assets will be applied to reduce the carrying value of goodwill. The portion of the valuation allowance for these deferred tax assets for which subsequently recognized tax benefits may be applied to reduce goodwill related to the purchase consideration of the Merger is approximately $32 million. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance quarterly. In fiscal 2002, we recorded a tax benefit of approximately $23 million related to the impairment of our Mexicali assets. A valuation allowance has not been established because we believe that the related deferred tax asset will be recovered during the carryforward period.

Revenue Recognition

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees is recognized when these fees are due and payable, and all other criteria of SEC Staff Accounting Bulletin No. 104 — Revenue Recognition ("SAB 104") have been met. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) were initially required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the SEC issued a rule amending the compliance date, which allows companies to implement SFAS No. 123(R) at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, we will implement SFAS No. 123(R) using the modified prospective method starting October 1, 2005. Under this method, the Company will begin recognizing compensation cost for stock-based compensation for all new and existing unvested share-based awards after the date of adoption. The Company will also be required to recognize compensation expense for the fair value of the discount and option features provided to employees on all shares issued through its Employee Stock Purchase Plan under the provisions of SFAS No. 123(R). Under the provisions of SFAS No. 123(R), the Company anticipates it will recognize $25.5 million as compensation expense in fiscal years 2006 thru 2011. This assumes the current Black-Scholes valuation assumptions at September 30, 2005 remain constant in future periods. It also does not take into account future adjustments to compensation expense due to actual cancellations or new awards granted.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for such exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the impact of adopting SFAS No. 153 will have a material impact on its financial statements.

In December 2004, the FASB issued FSP No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 ("AJCA") introduces a special 9% tax deduction on qualified production activities. FSP No. 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. The Company does not expect the adoption of FSP No. 109-1 to have a material impact on our consolidated financial position, results of operations or cash flows because of its historical net operating loss carryforwards.

In December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The AJCA introduces for a limited time an 85% dividend deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP 109-2 provides accounting and disclosure guidance for the repatriation provision. The Company does not expect the adoption of FSP No. 109-2 to have a material impact on our consolidated financial position, results of operations or cash flows because of its historical net operating loss carryforwards.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143." This interpretation provides additional guidance as to when companies should record the fair value of a liability for a conditional asset retirement obligation when there is uncertainty about the timing and/or method of settlement of the obligation. The Company is currently evaluating the potential impact of this issue on its financial statements, but does not believe the impact of any change, if necessary, will be material. FASB Interpretation No. 47 is effective for fiscal years ending after December 15, 2005.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements — an amendment of APB Opinion No. 28," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005.

Other Matters

Inflation did not have a material impact upon our results of operations during the three-year period ended September 30, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks, such as changes in currency and interest rates that arise from normal business operation. Our financial instruments include cash and cash equivalents, short-term investments, short-term debt and long-term debt. Our main investment objective is the preservation of investment capital. Consequently, we invest with only high-credit-quality issuers and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of September 30, 2005, the carrying value of our cash and cash equivalents approximates fair value.

Our short-term debt primarily consists of borrowings under our credit facility with Wachovia Bank, N.A. As of September 30, 2005, we had borrowings of $50.0 million outstanding under this credit facility. Interest related to our short-term debt is at LIBOR plus 0.4% and was approximately 4.2% at September 30, 2005. Consequently, we do not have significant cash flow exposure on our short-term debt.

We issued fixed-rate debt, which is convertible into our common stock at a predetermined conversion price. Convertible debt has characteristics that give rise to both interest-rate risk and market risk because the fair value of the convertible security is affected by both the current interest-rate environment and the price of the underlying common stock. For the year ended September 30, 2005, our convertible debt, on an if-converted basis, was not dilutive and, as a result, had no impact on our net income per share (assuming dilution). In future periods, the debt may be converted, or the if-converted method may be dilutive and net income per share (assuming dilution) would be reduced. Our long-term debt consists of $230 million of 4.75% unsecured convertible subordinated notes due November 2007. We do not believe that we have significant cash flow exposure on our long-term debt.

Based on our overall evaluation of our market risk exposures from all of our financial instruments at September 30, 2005, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

Our exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in various foreign countries. We do not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with our foreign subsidiaries. We estimate that we do not have any significant foreign exchange rate fluctuation risk.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation," and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Our fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and ended on October 3, 2003, and fiscal years 2005 and 2004 each consisted of 52 weeks and ended on September 30, 2005, and October 1, 2004, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month. The following balance sheet data and statements of operations data for the five years ended September 30, 2005, were derived from our audited consolidated financial statements. Consolidated balance sheets at September 30, 2005, and 2004, and the related consolidated statements of operations and of cash flows for each of the three years in the period ended September 30, 2005, and notes thereto appear elsewhere in this Annual Report.

Because the Merger was accounted for as a reverse acquisition, a purchase of Alpha by Washington/Mexicali, the historical financial statements of Washington/Mexicali became the historical financial statements of Skyworks after the Merger. The historical information provided below does not include the historical financial results of Alpha for periods prior to June 26, 2002, the date the Merger was consummated. The historical financial information may not be indicative of our future performance and does not reflect what the results of operations and financial position prior to the Merger would have been had Washington/Mexicali operated independently of Conexant during the periods presented prior to the Merger or had the results of Alpha been combined with those of Washington/Mexicali during the periods presented prior to the Merger.

	Fiscal Year				
	2005	2004	2003	2002(1)	2001(1)
			(In thousands)		
Statement of Operations Data:					
Net revenues	$ 792,371	$ 784,023	$ 617,789	$ 457,769	$ 260,451
Cost of goods sold(2)	484,599	470,807	370,940	329,701	311,503
Gross profit (loss)	307,772	313,216	246,849	128,068	(51,052)
Operating expenses:					
Research and development	152,215	152,633	156,077	133,614	111,053
Selling, general and administrative	103,070	97,522	85,432	51,074	51,267
Amortization of intangible assets(3)	2,354	3,043	4,386	12,929	15,267
Purchased in-process research and development(4)	—	—	—	65,500	—
Special charges(5)	—	17,366	34,493	116,321	88,876
Total operating expenses	257,639	270,564	280,388	379,438	266,463
Operating income (loss)	50,133	42,652	(33,539)	(251,370)	(317,515)
Interest expense	(14,597)	(17,947)	(21,403)	(4,227)	—
Other income (expense), net	5,453	1,691	1,317	(56)	210
Income (loss) before income taxes and cumulative effect of change in accounting principle	40,989	26,396	(53,625)	(255,653)	(317,305)
Provision (benefit) for income taxes	15,378	3,984	652	(19,589)	1,619
Income (loss) before cumulative effect of change in accounting principle	25,611	22,412	(54,277)	(236,064)	(318,924)
Cumulative effect of change in accounting principle, net of tax(6)	—	—	(397,139)	—	—
Net income (loss)	$ 25,611	$ 22,412	$ (451,416)	$ (236,064)	$(318,924)

	Fiscal Year				
	2005	2004	2003	2002(1)	2001(1)
			(In thousands)		
Per share information(7):					
Income (loss) before cumulative effect of change in accounting principle, basic and diluted	$ 0.16	$ 0.15	$ (0.39)	$ (1.72)	
Cumulative effect of change in accounting principle, net of tax, basic and diluted(6)	—	—	(2.85)	—	
Net income (loss), basic and diluted	$ 0.16	$ 0.15	$ (3.24)	$ (1.72)	
Balance Sheet Data:					
Working capital	$ 337,747	$ 282,613	$ 249,279	$ 79,769	$ 60,540
Total assets	1,187,843	1,168,806	1,090,668	1,346,912	314,287
Long-term liabilities	237,044	235,932	280,677	184,309	3,806
Stockholders' equity	792,564	751,623	673,175	1,014,976	287,661

(1) The Merger was completed on June 25, 2002. Financial statements for periods prior to June 26, 2002, represent Washington/Mexicali's combined results and financial condition. Financial statements for periods after June 25, 2002, represent the consolidated results and financial condition of Skyworks, the combined company.

(2) In fiscal 2001, we recorded $58.7 million of inventory write-downs.

(3) Amounts in fiscal 2005, 2004, and 2003 primarily reflect amortization of current technology and customer relationships acquired in the Merger. Amounts in fiscal 2002 and 2001 primarily reflect amortization of goodwill and other intangible assets related to the acquisition of Philsar Semiconductor, Inc. in fiscal 2000.

(4) In fiscal 2002, we recorded purchased in-process research and development charges of $65.5 million related to the Merger.

(5) In fiscal 2004, we recorded special charges of $17.4 million, principally related to the impairment of legacy technology licenses related to our cellular systems business and certain restructuring charges. In fiscal 2003, we recorded special charges of $34.5 million, principally related to the impairment of assets related to our infrastructure products and certain restructuring charges. In fiscal 2002, we recorded special charges of $116.3 million, principally related to the impairment of the assembly and test machinery and equipment and the related facility in Mexicali, Mexico, and the write-off of goodwill and other intangible assets related to Philsar Semiconductor, Inc. In fiscal 2001, we recorded special charges of $88.9 million, principally related to the impairment of certain wafer fabrication assets and restructuring activities.

(6) We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002. As a result of this adoption, we performed a transitional evaluation of our goodwill and intangible assets with indefinite lives. Based on this transitional evaluation, we determined that our goodwill was impaired and recorded a $397.1 million charge for the cumulative effect of a change in accounting principle in fiscal 2003.

(7) Prior to the Merger with Alpha Industries, Inc., Washington/Mexicali had no separate capitalization. Therefore, a calculation cannot be performed for weighted average shares outstanding to then calculate earnings per share.

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	September 30, 2004
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 116,522	$ 123,505
Short-term investments	113,325	85,034
Restricted cash	6,013	6,013
Receivables, net of allowance for doubtful accounts of $5,815 and $1,987, respectively	171,454	157,772
Inventories	77,400	79,572
Other current assets	11,268	11,968
Total current assets	495,982	463,864
Property, plant and equipment, less accumulated depreciation and amortization of $260,731 and $261,260, respectively	144,208	143,534
Property held for sale	6,630	6,475
Goodwill	493,389	504,493
Intangible assets, less accumulated amortization of $8,911 and $6,746, respectively	17,730	19,895
Deferred tax assets	16,052	19,372
Other assets	13,852	11,173
Total assets	$1,187,843	$1,168,806
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 50,000	$ 50,000
Accounts payable	72,276	73,405
Accrued compensation and benefits	19,679	36,630
Other current liabilities	16,280	21,216
Total current liabilities	158,235	181,251
Long-term debt, less current maturities	230,000	230,000
Other long-term liabilities	7,044	5,932
Total liabilities	395,279	417,183
Commitments and contingencies (Note 11 and Note 12)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 158,625 and 156,012 shares issued and outstanding, respectively	39,656	39,003
Additional paid-in capital	1,327,631	1,312,603
Accumulated deficit	(573,586)	(599,197)
Accumulated other comprehensive loss	(1,137)	(786)
Total stockholders' equity	792,564	751,623
Total liabilities and stockholders' equity	$1,187,843	$1,168,806

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	2005	2004	2003
	(In thousands, except per share amounts)		
Net revenues	$792,371	$784,023	$ 617,789
Cost of goods sold	484,599	470,807	370,940
Gross profit	307,772	313,216	246,849
Operating expenses:			
Research and development	152,215	152,633	156,077
Selling, general and administrative	103,070	97,522	85,432
Amortization of intangible assets	2,354	3,043	4,386
Special charges	—	17,366	34,493
Total operating expenses	257,639	270,564	280,388
Operating income (loss)	50,133	42,652	(33,539)
Interest expense	(14,597)	(17,947)	(21,403)
Other income, net	5,453	1,691	1,317
Income (loss) before income taxes and cumulative effect of change in accounting principle	40,989	26,396	(53,625)
Provision for income taxes	15,378	3,984	652
Income (loss) before cumulative effect of change in accounting principle	25,611	22,412	(54,277)
Cumulative effect of change in accounting principle, net of tax	—	—	(397,139)
Net income (loss)	$ 25,611	$ 22,412	$(451,416)
Per share information:			
Income (loss) before cumulative effect of change in accounting principle, basic and diluted	$ 0.16	$ 0.15	$ (0.39)
Cumulative effect of change in accounting principle, net of tax, basic and diluted	—	—	(2.85)
Net income (loss), basic and diluted	$ 0.16	$ 0.15	$ (3.24)
Number of weighted-average shares used in per share computations, basic	157,453	152,090	139,376
Number of weighted-average shares used in per share computations, diluted	158,857	154,242	139,376

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Shares of Common Stock	Par value of Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Unearned Compensation	Total Stockholders' Equity
				(In thousands)			
Balance at September 30, 2002	137,589	$34,397	$1,150,856	$(170,193)	$ —	$(84)	$1,014,976
Net loss	—	—	—	(451,416)	—	—	(451,416)
Pension adjustment	—	—	—	—	(632)	—	(632)
Other comprehensive loss	—	—	—	—	(632)	—	(632)
Comprehensive loss	—	—	—	—	—	—	(452,048)
Issuance of common shares in offering, net of expenses	9,200	2,300	99,888	—	—	—	102,188
Issuance of common shares for stock purchase plans, 401(k) and stock option plans	1,769	442	8,607	—	—	—	9,049
Amortization of unearned compensation	—	—	—	—	—	84	84
Adjustment to recapitalization as a result of purchase accounting under a reverse acquisition(1)	—	—	(1,543)	—	—	—	(1,543)
Issuance of common shares in trademark settlement	46	12	457	—	—	—	469
Balance at September 30, 2003	148,604	37,151	1,258,265	(621,609)	(632)	—	673,175
Net income	—	—	—	22,412	—	—	22,412
Pension adjustment	—	—	—	—	(154)	—	(154)
Other comprehensive loss	—	—	—	—	(154)	—	(154)
Comprehensive income	—	—	—	—	—	—	22,258
Issuance of common shares for stock purchase plans, 401(k) and stock option plans	1,690	423	11,251	—	—	—	11,674
Issuance of common shares in conversion of senior notes, net of expenses	5,718	1,429	42,908	—	—	—	44,337
Adjustment to issuance of common shares in offering, net of expenses	—	—	179	—	—	—	179
Balance at September 30, 2004	156,012	39,003	1,312,603	(599,197)	(786)	—	751,623
Net income	—	—	—	25,611	—	—	25,611
Pension adjustment	—	—	—	—	(351)	—	(351)
Other comprehensive loss	—	—	—	—	(351)	—	(351)
Comprehensive income	—	—	—	—	—	—	25,260
Issuance of common shares for stock purchase plans, 401(k) and stock option plans	2,452	613	14,932	—	—	—	15,545
Issuance and expense of restricted stock and acceleration of options	161	40	96	—	—	—	136
Balance at September 30, 2005	158,625	$39,656	$1,327,631	$(573,586)	$(1,137)	$ —	$ 792,564

(1) Represents an adjustment to recapitalization as a result of purchase accounting under a reverse acquisition, as reported in fiscal 2002, based on final valuations derived in fiscal 2003.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30, 2005	2004	2003
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 25,611	$ 22,412	$(451,416)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	37,277	35,829	36,941
Charge in lieu of income tax expense	11,104	1,022	—
Amortization	2,354	3,043	4,386
Amortization of deferred financing costs	1,596	2,176	2,123
Contribution of common shares to Savings and Retirement Plan	10,437	8,162	7,482
Gain on sales of assets	28	34	1,802
Deferred income taxes	3,253	3,055	351
Asset impairments	—	10,853	425,407
Provision for losses on accounts receivable	5,127	377	1,156
Changes in assets and liabilities, net of acquisition:			
Receivables	(18,809)	(13,882)	(50,998)
Inventories	2,172	(21,404)	(2,525)
Other assets	(3,706)	3,794	6,369
Accounts payable	(1,129)	23,036	5,019
Other liabilities	(21,118)	13,406	(58,149)
Net cash provided by (used in) operating activities	54,197	91,913	(72,052)
Cash flows from investing activities:			
Capital expenditures	(38,135)	(59,998)	(40,294)
Sale of short-term investments	1,223,181	1,049,082	—
Purchase of short-term investments	(1,251,470)	(1,130,128)	(3,988)
Net cash used in investing activities	(66,424)	(141,044)	(44,282)
Cash flows from financing activities:			
Proceeds from unsecured notes offering	—	—	230,000
Net proceeds from common stock public offering	—	—	102,188
Deferred financing costs	—	—	(10,474)
Restricted cash	—	(701)	(5,312)
Proceeds from short-term debt	—	8,290	41,652
Payments on long-term debt	—	29	(135,139)
Exercise of stock options	5,244	3,512	1,567
Net cash provided by financing activities	5,244	11,130	224,482
Net (decrease) increase in cash and cash equivalents	(6,983)	(38,001)	108,148
Cash and cash equivalents at beginning of period	123,505	161,506	53,358
Cash and cash equivalents at end of period	$ 116,522	$ 123,505	$ 161,506
Supplemental cash flow disclosures:			
Taxes paid	$ 1,221	$ 2,206	$ 517
Interest paid	$ 13,030	$ 15,845	$ 21,061
Supplemental disclosure of non-cash activities:			
Senior Notes conversion	$ —	$ 45,000	$ —
Conexant debt refinancing	$ —	$ —	$ 45,000
Stock issued for trademark settlement	$ —	$ —	$ 469

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Basis of Presentation

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is an industry leader in radio solutions and precision analog semiconductors servicing a diversified set of mobile communications customers. The Company's front-end modules, radio solutions and multimode transceivers are at the heart of many of today's leading-edge multimedia handsets and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a wide range of applications including automotive, broadband, consumer, industrial, infrastructure, medical, military, Radio Frequency Identification ("RFID"), satellite and wireless data.

Skyworks was formed through the merger ("Merger") of the wireless business of Conexant Systems, Inc. ("Conexant") and Alpha Industries, Inc. ("Alpha") on June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, and amended as of April 12, 2002, by and among Alpha, Conexant and Washington Sub, Inc. ("Washington"), a wholly-owned subsidiary of Conexant to which Conexant spun off its wireless communications business. Pursuant to the Merger, Washington merged with and into Alpha, with Alpha as the surviving corporation. Immediately following the Merger, Alpha purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). For purposes of this Annual Report, the Washington business and the Mexicali Operations are collectively referred to as "Washington/Mexicali." Shortly thereafter, Alpha changed its corporate name to Skyworks Solutions, Inc.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation:

The application of the Company's accounting policies involves the exercise of judgment and assumptions that pertain to future uncertainties and, as a result, actual results could differ from these estimates. All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

Revenue Recognition:

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees is recognized when these fees are due and payable, and all other criteria of SAB 104 have been met. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

Fiscal Year:

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and fiscal years 2005 and 2004 each consisted of 52 weeks. Fiscal years 2005, 2004 and 2003 ended on September 30, 2005, October 1, 2004, and October 3, 2003, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month.

Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less as well as commercial paper with original maturities of 90 days or less.

Short-term Investments:

The Company's short-term investments are classified as available for sale. These investments consist of auction rate securities which have long-term underlying maturities (ranging from 14 to 44 years), however the market is highly liquid and the interest rates reset every 7, 28 or 35 days. The company's intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to sell securities to provide liquidity as needed. The company's practice is to invest in these securities for higher yields compared to cash equivalents. In prior years, auction rate securities have been classified as cash equivalents due to their highly liquid nature. They have now been reclassified as short-term investments for all periods presented in the accompanying consolidated financial statements. Such short-term investments are carried at amortized cost, which approximates fair value, due to the short period of time to maturity. Gains and losses are included in investment income in the period they are realized.

Reclassification:

In the second quarter of fiscal 2005, the Company concluded that it was appropriate to classify its auction rate securities as short-term investments. Previously, such investments had been classified as cash and cash equivalents. The Company made adjustments amounting to $81.0 million to its Consolidated Balance Sheet as of September 30, 2004, to reflect this reclassification and made adjustments to its Consolidated Statement of Cash Flows for the year ended September 30, 2004 amounting to $81.0 million to reflect the gross purchases and sales of these securities as investing activities rather than as a component of cash and cash equivalents. The Company did not have any auction rate security investments in fiscal 2003. This change in classification did not affect cash flows from operations or cash flows from financing activities in the previously reported Consolidated Statements of Cash Flows, and had no impact on the previously reported Consolidated Statements of Operations.

Certain other reclassifications have been made to the prior year's consolidated financial statements to conform to the current year's presentation.

Restricted Cash:

Restricted cash is primarily used to collateralize the Company's obligation under a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. For further information regarding the Facility Agreement, please see Note 7 to the Consolidated Financial Statements.

Leases and Amortization of Leasehold Improvements:

In fiscal 2005, the Company recognized a $0.9 million charge for the correction of an error in the manner in which it accounted for scheduled rent increases and amortization of leasehold improvements. The cumulative effect of this error is being reported in the cost of goods sold, research and development and selling, general and administrative lines of the statement of operations amounting to $0.2 million, $0.1 million and $0.6 million, respectively.

Accounts Receivables:

Accounts receivable consist of amounts due from normal business activities. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make future payments, additional allowances may be required.

Inventories:

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of six months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero).

Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Some or all of the inventories that have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories that have been written-down and are identified as obsolete are generally scrapped.

Property, Plant and Equipment:

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

Property Held for Sale:

Property held for sale at September 30, 2005, relates to land and buildings no longer in use and is recorded at estimated fair value less estimated selling costs. In March 2004, we entered into a contractual arrangement for the sale of the property, contingent upon obtaining specific regulatory approvals. As of September 30, 2005, the prospective buyer had received a portion of these regulatory approvals and anticipates receiving the remaining regulatory approval in 2006. If the prospective buyer does not receive all regulatory approvals by June 30, 2006, the prospective buyer has the option of terminating the original contract. Alternatively, the prospective buyer can renegotiate or extend the original contract with the Company's approval.

Valuation of Long-lived Assets:

Carrying values for long-lived assets and definite lived intangible assets, which excludes goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset or asset group may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group. Fair value is determined using discounted cash flows.

Goodwill and Intangible Assets:

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill and other intangible asset impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value to determine if there is an indicator of impairment. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company calculates fair value using the average market price of its common stock over a seven-day period surrounding the annual impairment testing date of July 1 and the number of shares of common stock outstanding on the date of the annual impairment test (July 1). Step two of the analysis compares the implied fair value of goodwill and other intangible assets to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill and other intangible assets exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill and other intangible assets for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or other intangible assets may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

Deferred Financing Costs:

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing.

Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

It was the Company's intention to permanently reinvest the undistributed earnings of its foreign subsidiaries in accordance with Accounting Principles Board ("APB") Opinion No. 23. During the fiscal year ended September 30, 2005, the Company reversed its policy of permanently reinvesting the earnings of its Mexican business. This policy reversal increased the 2005 tax provision by $9.0 million. No provision has been made for U.S. federal, state, or additional foreign income taxes that would be due upon the actual or deemed distribution of undistributed earnings of our other foreign subsidiaries, which have been, or are intended to be, permanently reinvested.

Research and Development Costs:

Research and development costs are expensed as incurred.

Financial Instruments:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term debt and short-term investments are based on quoted market prices at the date of measurement.

Foreign Currency Accounting:

The foreign operations of the Company are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for the Company's foreign operations is the U.S. dollar. Exchange gains and losses resulting from transactions denominated in currencies other than the functional currency are included in the results of operations for the year. Inventories, property, plant and equipment, goodwill and intangible assets, costs of goods sold, and depreciation and amortization are remeasured from the foreign currency into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from the remeasurement of the Company's long-term deferred tax assets are included in the provision for income taxes and reduced tax expense by $0.8 million in fiscal 2005. Gains and losses resulting from the remeasurement of all other accounts are included in other income, net. The Company recognized a gain of $0.2 million related to these remeasurements in fiscal 2005.

Stock-based Compensation:

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options and restricted stock rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." APB No. 25 provides that compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of stock options granted at the grant date and the Company recognizes compensation expense, if any, in its statement of operations using the straight-line method over the vesting period for fixed awards.

Under SFAS No. 123, the fair value of stock options at the date of grant is recognized in earnings over the vesting period of the options. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

The Company granted 160,500 shares of restricted common stock during fiscal 2005. These shares were accounted for under the intrinsic value method as prescribed in APB Opinion No. 25. Stock-based compensation cost is determined as of the grant date based on the market price of the underlying common stock and is recognized as expense over vesting periods of four years. The restricted stock grants were valued at approximately $843,000 of which approximately $79,000 was recognized as compensation expense in fiscal 2005. The remaining unrecognized balance will be recognized as compensation expense ratably over the life the vesting period of the restricted stock, which is four (4) years.

On September 2, 2005, the Company accelerated certain unvested and "out-of-the-money" stock options previously awarded to employees and officers that have exercise prices per share over $9.00 and were granted prior to November 10, 2004. As a result, options to purchase approximately 3.8 million shares of Skyworks stock became exercisable immediately upon the announcement. The decision to accelerate vesting of these options was made to avoid recognizing compensation cost associated with certain "out-of-the-money" options in the statement of operations in future financial statements upon the effectiveness of SFAS 123(R). The Company chose the price of $9.00 so as to balance the Company's desire to manage compensation expense with its need to motivate and retain employees. Based upon the Company's closing stock price of $7.52 on September 2, 2005, none of these options had economic value on the date of acceleration, and no compensation expense resulted from the acceleration.

No stock-based employee compensation cost is reflected in net income for stock options, as all options granted under the Company's stock-based employee compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the compensation cost for the Company's stock-based compensation and stock purchase plans had been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) would have been as follows:

	Years Ended September 30,		
	2005	2004	2003
	(In thousands, except per share amounts)		
Reported net income (loss)	$ 25,611	$ 22,412	$(451,416)
Total stock-based employee compensation expense determined under fair value based method for all stock options, net of related tax effects(1)	(47,183)	(17,992)	(4,923)
Restricted stock expense as calculated under APB 25	79	—	—
Restricted stock expense as calculated under FAS 123	(70)	—	—
Adjusted net income (loss)	$(21,563)	$ 4,420	$(456,339)
Per share information, basic and diluted:			
Reported net income (loss)	$ 0.16	$ 0.15	$ (3.24)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(0.30)	(0.12)	(0.03)
Adjusted net income (loss)	$ (0.14)	$ 0.03	$ (3.27)

(1) Reflected in the 2005 pro forma stock-based compensation expense is the effect of the acceleration of the vesting of certain employee stock options in September 2005 in the amount of $21.0 million.

For purposes of pro forma disclosures under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. The fair value of the options granted has been estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Expected volatility	71%	91%	95%
Risk free interest rate	3.9%	1.9%	2.5%
Dividend yield	—	—	—
Expected option life (years)	3.5	5.0	4.5
Weighted average fair value of options granted	$4.86	$3.80	$2.57

Earnings Per Share:

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of stock options and a stock warrant through its expiration in January 2005, using the treasury stock method, and debt securities on an if-converted basis, if their effect is dilutive. For the year ended September 30, 2005, debt securities convertible into 25.4 million shares and stock options exercisable into 25.5 million shares were outstanding but were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive. For the year ended September 30, 2004, debt securities convertible into 25.4 million shares, stock options exercisable into 19.0 million shares and a warrant to purchase 1.0 million shares were outstanding but were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive. For the year ended September 30, 2003, debt securities convertible into 31.1 million shares, stock options exercisable into 25.8 million shares and a warrant to purchase 1.0 million shares were outstanding but were not included in the computation of diluted earnings per share as the net loss for this period would have made their effect anti-dilutive.

Pensions and Retiree Medical Benefits:

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately 20 Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees.

The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in Note 10 to the Consolidated Financial Statements, include discount rate, expected return on plan assets and future trends in health care costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses.

Annual pension and retiree medical expense is principally the sum of three components: 1) increase in liability from interest; less 2) expected return on plan assets; and 3) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plan. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.

Comprehensive Loss:

The Company accounts for comprehensive loss in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Comprehensive loss presented in the financial statements consists of adjustments to the Company's minimum pension liability.

An analysis of accumulated other comprehensive loss follows (in thousands):

	Pension Adjustments	Accumulated Other Comprehensive Loss
Balance as of September 30, 2003	$ (632)	$ (632)
Change in period	(154)	(154)
Balance as of September 30, 2004	(786)	(786)
Change in period	(351)	(351)
Balance as of September 30, 2005	$(1,137)	$(1,137)

Recently Issued Accounting Pronouncements:

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) were initially required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the SEC issued a rule amending the compliance date, which allows companies to implement SFAS No. 123(R) at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, we will implement SFAS No. 123(R) using the modified prospective method starting October 1, 2005. Under this method, the Company will begin recognizing compensation cost for stock-based compensation for all new and existing unvested share-based awards after the date of adoption. The Company will also be required to recognize compensation expense for the fair value of the discount and option features provided to employees on all shares issued through its Employee Stock Purchase Plan under the provisions of SFAS No. 123(R). Under the provisions of SFAS No. 123(R), the Company anticipates it will recognize $25.5 million as compensation expense in fiscal years 2006 thru 2011. This assumes the current Black-Scholes valuation assumptions at September 30, 2005 remain constant in future periods. It also does not take into account future adjustments to compensation expense due to actual cancellations or new awards granted.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for such exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the impact of adopting SFAS No. 153 will have a material impact on its financial statements.

In December 2004, the FASB issued FSP No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 ("AJCA") introduces a special 9% tax deduction on qualified production activities. FSP No. 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. The Company does not expect the adoption of FSP No. 109-1 to have a material impact on our consolidated financial position, results of operations or cash flows because of its historical net operating loss carryforwards.

In December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The AJCA introduces for a limited time an 85% dividend deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP 109-2 provides accounting and disclosure guidance for the repatriation provision. The Company does not expect the adoption of FSP No. 109-2 to have a material impact on our consolidated financial position, results of operations or cash flows because of its historical net operating loss carryforwards.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143." This interpretation provides additional guidance as to when companies should record the fair value of a liability for a conditional asset retirement obligation when there is uncertainty about the timing and/or method of settlement of the obligation. The Company is currently evaluating the potential impact of this issue on its financial statements, but does not believe the impact of any change, if necessary, will be material. FASB Interpretation No. 47 is effective for fiscal years ending after December 15, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements — an amendment of APB Opinion No. 28," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005.

Note 3. Marketable Securities

Marketable securities are categorized as available for sale and are summarized as follows as of September 30, 2005 (in thousands):

Short term available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Auction rate securities	$113.3	$—	$—	$113.3
Total marketable securities	$113.3	$—	$—	$113.3

The amortized cost of available for sale securities approximated their fair value at September 30, 2004 and are summarized as follows:

Short term available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Auction rate securities	$85.0	$—	$—	$85.0
Total marketable securities	$85.0	$—	$—	$85.0

Note 4. Inventory

Inventories consist of the following (in thousands):

	September 30, 2005	September 30, 2004
Raw materials	$ 8,080	$12,176
Work-in-process	49,329	50,717
Finished goods	19,991	16,679
	$77,400	$79,572

Note 5. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	September 30, 2005	September 30, 2004
Land	$ 9,423	$ 9,423
Land and leasehold improvements	4,284	4,103
Buildings	59,586	50,305
Machinery and equipment	317,334	335,572
Construction in progress	14,312	5,391
	404,939	404,794
Accumulated depreciation and amortization	(260,731)	(261,260)
	$ 144,208	$ 143,534

Note 6. Goodwill and Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002, and performed a transitional impairment test for goodwill. As a result, management determined that the carrying amount of its goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle and is reflected in the Company's results of operations for fiscal 2003. The significant impairment charge to goodwill shortly after the Merger resulted from a significant decline in the market price of our common stock. The first step of the goodwill impairment analysis compares the Company's fair value to its net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company hired a third-party firm to perform the fair value calculation for the Merger and subsequent SFAS 142 valuation. The fair value calculation used to determine the purchase price for the Merger was performed in December 2001, the date at which both parties agreed upon the principal terms of the Merger. The calculation was based on the average market price of the Company's common stock over a seven-day period. This same methodology was used to determine the fair value of the Company at October 1, 2002 for the required transitional impairment test upon the adoption of SFAS No. 142. Between the time of the Merger calculation in December 2001 and the SFAS No. 142 calculation in October 2002, the market price of the Company's common stock declined as the wireless semiconductor industry experienced a downturn in demand amid concerns about inflation, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns in the telecommunications and related industries. Since the Company's fair value is directly linked to the market price of its common stock, a significant decline in the market price of its common stock could, and in this case did, result in an impairment charge to goodwill. The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company completed its annual goodwill impairment test for fiscal 2005 and determined that as of July 5, 2005, its goodwill was not impaired.

Goodwill and intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period (Years)	September 30, 2005			September 30, 2004		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$493,389	$ —	$493,389	$504,493	$ —	$504,493
Amortized intangible assets:							
Developed technology	10	$ 10,550	$(4,651)	$ 5,899	$ 10,550	$(3,777)	$ 6,773
Customer relationships	10	12,700	(4,138)	8,562	12,700	(2,868)	9,832
Other	3	122	(122)	—	122	(101)	21
		23,372	(8,911)	14,461	23,372	(6,746)	16,626
Unamortized intangible assets:							
Trademarks		3,269	—	3,269	3,269	—	3,269
Total intangible assets		$ 26,641	$(8,911)	$ 17,730	$ 26,641	$(6,746)	$ 19,895

Annual amortization expense related to intangible assets are as follows (in thousands):

	Years Ended September 30,		
	2005	2004	2003
Amortization expense	$2,165	$2,286	$3,545

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

	Goodwill and Intangible Assets					
	Goodwill	Developed Technology	Customer Relationships	Trademarks	Other	Total
Balance as of September 30, 2003	$505,514	$10,550	$12,700	$3,269	$122	$532,155
Deductions during year	(1,021)	—	—	—	—	(1,021)
Balance as of September 30, 2004	$504,493	$10,550	$12,700	$3,269	$122	$531,134
Deductions during year	(11,104)	—	—	—	—	(11,104)
Balance as of September 30, 2005	$493,389	$10,550	$12,700	$3,269	$122	$520,030

The reduction to goodwill in fiscal 2005 and fiscal 2004 results from the utilization of deferred tax assets for which no tax benefit was recognized as of the date of the Merger. The remaining pre-Merger deferred tax assets that could reduce goodwill in future periods are $31.9 million as of September 30, 2005.

Annual amortization expense related to intangible assets is expected to be as follows (in thousands):

	2006	2007	2008	2009	2010
Amortization expense	$2,144	$2,144	$2,144	$2,144	$2,144

Note 7. Borrowing Arrangements

Long-term Debt

Long-term debt consists of the following (in thousands):

	September 30,	
	2005	2004
Junior notes	$230,000	$230,000
Less — current maturities	—	—
	$230,000	$230,000

Junior notes represent the Company's 4.75% convertible subordinated notes due November 2007. These Junior notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The Company may redeem the Junior notes at any time after November 20, 2005. The redemption price of the Junior notes between the period November 20, 2005 through November 14, 2006, will be $1,011.875 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. The redemption price of the notes beginning on November 15, 2006 and thereafter will be $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Holders may require the Company to repurchase the Junior notes upon a change in control of the Company. The Company pays interest in cash semi-annually in arrears on May 15 and November 15 of each year. The fair value of the Company's long-term debt approximated $231.2 million at September 30, 2005.

Aggregate annual maturities of long-term debt are as follows (in thousands):

Fiscal Year	
2006	$ —
2007	—
2008	230,000
	$230,000

Short-term Debt

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. Interest related to the Facility Agreement is at LIBOR plus 0.4%. As of September 30, 2005, Skyworks USA had borrowed $50.0 million under this agreement.

Note 8. Income Taxes

Income (loss) before income taxes and cumulative effect of change in accounting principle consists of the following components (in thousands)

	Years Ended September 30,		
	2005	2004	2003
United States	$23,885	$15,029	$(59,379)
Foreign	17,104	11,367	5,754
	$40,989	$26,396	$(53,625)

The provision for income taxes from operations consists of the following (in thousands):

	Years Ended September 30,		
	2005	2004	2003
Current tax expense (benefit):			
Federal	$ 367	$ —	$ —
State	(1,032)	(1,040)	—
Foreign	1,178	837	1,414
Deferred tax expense (benefit):	513	(203)	1,414
Federal	—	—	—
State	—	—	—
Foreign	3,761	3,165	(762)
	3,761	3,165	(762)
Charge in lieu of tax expense	11,104	1,022	—
Provision for income taxes	$15,378	$ 3,984	$ 652

The actual income tax expense reported for operations is different than that which would have been computed by applying the federal statutory tax rate to income (loss) before income taxes and cumulative effect of change in accounting principle. A reconciliation of income tax expense as computed at the U.S. Federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Years Ended September 30,		
	2005	2004	2003
Tax (benefit) expense at U.S. statutory rate	$ 14,346	$ 9,239	$(18,769)
Foreign tax rate difference	(1,048)	23	(1,362)
Deemed dividend from foreign subsidiary	8,956	—	—
Nondeductible interest expense	—	1,162	2,113
Research and development credits	(5,000)	(4,600)	(5,369)
State income taxes	(1,032)	(1,040)	—
Change in valuation allowance	(13,436)	(2,466)	25,168
Charge in lieu of tax expense	11,104	1,022	—
Other, net	1,488	644	(1,129)
Provision for income taxes	$ 15,378	$ 3,984	$ 652

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The charge in lieu of tax expense resulted from partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	September 30, 2005	September 30, 2004
Current:		
Inventories	$ 4,920	$ 5,680
Bad debts	2,004	704
Accrued compensation and benefits	2,919	2,464
Product returns, allowances and warranty	1,247	4,027
Restructuring	393	624
Prepaid insurance	(818)	—
Other — net	1,085	1,016
Current deferred tax assets	11,750	14,515
Less valuation allowance	(10,665)	(13,499)
Net current deferred tax assets	1,085	1,016
Long-term:		
Property, plant and equipment	18,474	29,919
Intangible assets	7,406	8,240
Retirement benefits and deferred compensation	1,183	1,098
Net operating loss carryforwards	65,936	72,656
Federal tax credits	21,399	15,076
State investment credits	4,419	5,711
Restructuring	1,506	1,683
Other — net	1,136	1,000
Long-term deferred tax assets	121,459	135,383
Less valuation allowance	(105,408)	(116,010)
Net long-term deferred tax assets	16,051	19,373
Total deferred tax assets	$ 17,136	$ 20,389

Based upon a history of significant operating losses, management has determined that it is more likely than not that historic and current year income tax benefits will not be realized except for certain future deductions associated with the Mexicali Operations in the post-Merger period. Consequently, no U.S. income tax benefit has been recognized relating to the U.S. operating losses. As of September 30, 2005, the Company has established a valuation allowance against all of its net U.S. deferred tax assets. The net change in the valuation allowance of $13.4 million is principally due to the utilization of tax attributes, i.e. federal and state net operating loss and credit carryovers, and other deferred tax assets. As noted above, the Company has a valuation allowance of $116.1 million against its U.S. deferred tax assets as of September 30, 2005. When recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at September 30, 2005 will be accounted for as follows: approximately $80.3 million will be recognized as a reduction of income tax expense, $31.9 million will be recognized as a reduction of goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

The provision for income taxes for fiscal 2005 and fiscal 2004 consists of approximately $11.1 million and $1.0 million, respectively, of U.S. income taxes recorded as a charge reducing the carrying value of goodwill. No benefit has been recognized for utilizing certain pre-Merger deferred tax assets. The utilization of these deferred items reduces the carrying value of goodwill, i.e., charge in lieu of tax expense, instead of reducing income tax expense. We will evaluate the realization of the pre-Merger deferred tax assets periodically and adjust the provision for income taxes accordingly based on whether the Company believes it is more likely than not that the deferred tax assets will be realized during the carryforward period.

Deferred tax assets have been recognized for foreign operations when management believes they will more likely than not be recovered during the carryforward period. The Company does not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized.

In 2002, the Company recorded a tax benefit of approximately $23 million related to the impairment of its Mexicali assets. A valuation allowance has not been established because the Company believes that the related deferred tax asset will more likely than not be recovered during the carryforward period. During the first quarter of fiscal 2005, the Company reduced the carrying value of its deferred tax assets by $2.2 million. This charge resulted from a reduction of the statutory income tax rate in Mexico. Accordingly, the deferred tax asset was remeasured using the enacted tax rates expected to apply to taxable income in the years in which the temporary difference is expected to be recovered.

Gains and losses resulting from the remeasurement of the Company's long-term deferred tax assets denominated in foreign currencies are included in provision (benefit) for income taxes and reduced tax expense by $0.8 million in fiscal 2005, and increased tax expense by $1.2 million in fiscal 2004.

As of September 30, 2005, the Company has U.S. federal net operating loss carryforwards of approximately $180.6 million, which will expire at various dates through 2025 and aggregate state net operating loss carryforwards of approximately $43.4 million, which will expire at various dates through 2010. The Company also has U.S. federal and state income tax credit carryforwards of approximately $25.8 million. The U.S. federal tax credits expire at various dates through 2025. The use of the pre-Merger net operating loss and tax credit carryovers from Alpha will be limited due to statutory tax restrictions resulting from the Merger and related change in ownership. The annual limit on the utilization of pre-Merger net operating losses is approximately $14 million. Utilization of pre-Merger credits would also be limited to the tax equivalent of the annual net operating loss limitation.

No provision has been made for United States federal, state, or additional foreign income taxes related to approximately $11.6 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the U.S. federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

In fiscal 2005 our subsidiary in Mexico dividended approximately $25.6 million of earnings to the United States. Such earnings, which were not subject to Mexico withholding tax and could be applied against U.S. net operating loss carryforwards, resulted in no significant U.S. income tax expense. Earnings of our Mexico subsidiary are no longer considered permanently reinvested, and accordingly, U.S. income taxes are provided on current earnings attributable to our earnings in Mexico.

On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. The AJCA provides incentives for U.S. multinational corporations, subject to certain limitations. The incentives include an 85% dividends received deduction for certain dividends from controlled foreign corporations that repatriate accumulated income abroad. Due to the existence and amount of the Company's net operating loss carryforwards, the Company will not benefit from this provision in the AJCA.

Note 9. Stockholders' Equity

Common Stock

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

On August 11, 2003 the Company filed a shelf registration statement on Form S-3 with the SEC with respect to the issuance of up to $250 million aggregate principal amount of securities, including debt securities, common or preferred shares, warrants or any combination thereof. This registration statement, which the SEC declared effective on August 28, 2003, provides the Company with greater flexibility and access to capital. On September 9, 2003, the Company issued 9.2 million shares of common stock under its shelf registration statement. The Company may from time to time issue securities under the remaining balance of the shelf registration statement for general corporate purposes.

At September 30, 2005, the Company had 158,625,057 shares of common stock issued and outstanding.

Preferred Stock

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At September 30, 2005, the Company had no shares of preferred stock issued or outstanding.

Stock Options

The Company has stock-based compensation plans under which employees and directors may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over 4 years and expire 7 to 10 years after the grant date. As of September 30, 2005, a total of 36.5 million shares are authorized for grant under the Company's stock-based compensation plans. The number of common shares reserved for granting of future awards to employees and directors under these plans was 8.4 million at September 30, 2005. In addition, options outstanding include 11.5 million options issued in connection with the Merger.

Pursuant to an exchange offer dated June 16, 2003 (the "Exchange Offer"), the Company offered a stock option exchange program to its employees, other than its executive officers under Section 16 of the Securities Exchange Act of 1934, as amended, giving them the right to tender outstanding stock options with an exercise price of $13.00 per share or more in exchange for new options to be issued six months and one day after the close of the Exchange Offer. On July 3, 2003, the expiration date of the Company's Exchange Offer, the Company accepted for exchange from eligible employees, options to purchase an aggregate of approximately 5.3 million shares of the Company's common stock. These stock options were cancelled as of that date. Pursuant to the Exchange Offer, a ratio was applied to the options accepted for exchange from eligible employees and on January 5, 2004, the Company issued new options to purchase approximately 3.4 million shares of the Company's common stock with an exercise price at fair market value ($9.60) in exchange for the options cancelled in connection with the offer. These new options vest ratably over the 18 month period from the date of grant. The Exchange Offer qualified for fixed accounting, and thus the Company did not recognize compensation expense in connection with the grant of the replacement options pursuant to the Exchange Offer.

A summary of stock option transactions follows (shares in thousands):

	Shares	Weighted Average Exercise Price of Shares Under Plan
Balance outstanding at September 30, 2002	31,332	$19.73
Granted	6,372	5.06
Exercised	(496)	6.37
Accepted for exchange	(5,328)	23.38
Cancelled	(6,117)	20.21
Balance outstanding at September 30, 2003	25,763	$15.44
Granted	7,351	9.16
Granted for options accepted for exchange	3,377	9.60
Exercised	(685)	5.05
Cancelled	(4,043)	15.61
Balance outstanding at September 30, 2004	31,763	$13.63
Granted	4,668	8.47
Exercised	(935)	5.57
Cancelled	(3,918)	13.66
Balance outstanding at September 30, 2005	31,578	$12.99

Options exercisable at the end of each fiscal year (shares in thousands):

	Shares	Weighted Average Exercise Price
2005	24,053	$14.68
2004	17,671	$17.59
2003	15,141	$19.03

The following table summarizes information concerning currently outstanding and exercisable options as of September 30, 2005 (shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Outstanding Option Price	Options Exercisable	Weighted Average Exercise Price
$0.45-$5.75	4,620	6.9	$ 4.64	2,248	$ 4.50
$5.76-$8.93	5,227	8.7	$ 8.31	767	$ 7.17
$8.96-$9.18	4,680	8.3	$ 9.17	4,358	$ 9.18
$9.19-$13.56	5,094	7.3	$10.60	4,817	$10.60
$13.67-$17.12	5,687	3.1	$16.36	5,667	$16.37
$17.20-$21.31	4,619	5.2	$21.17	4,574	$21.18
$21.56-$170.44	1,651	4.2	$34.87	1,622	$35.05
	31,578	6.4	$12.99	24,053	$14.68

Stock Option Distribution

The following table summarizes information concerning currently outstanding options as of September 30, 2005 (shares in thousands):

	Number Outstanding	% of Total Common Stock Outstanding
Stock options held by employees and directors	22,975	14.5%
Stock options held by non-employees (excluding directors)	8,603	5.4%
	31,578	19.9%

As of September 30, 2005, the Company's ratio of options outstanding as a percentage of total common stock outstanding ("overhang") was 19.9%. The overhang attributable to options held by non-employees (other than its non-employee directors) was 5.4% and the overhang attributable to employees and directors was 14.5%.

In connection with the Merger, as of September 30, 2005 and September 30, 2004, non-employees, excluding directors, held 8,602,253 and 10,662,628 options at a weighted average price of $20.46 and $20.44, respectively. Effective June 25, 2002, in connection with the Merger, each Conexant option holder, other than holders of options granted to employees of Conexant's former Mindspeed Technologies segment on March 30, 2001 and options held by persons in certain foreign locations, received an option to purchase an equal number of shares of common stock of the Washington subsidiary. In the Merger, each outstanding Washington option was converted into an option to purchase Skyworks common stock. The conversion of Washington options into Skyworks' options was done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the conversion was the same, (2) the ratio of the exercise price per option to the market value per option was not reduced, and (3) the vesting provisions and options period of the Skyworks' options were the same as the original vesting terms and option period of the corresponding Washington options. As a result, there are a large number of options held by persons other than Skyworks' employees and directors.

Restricted Stock Awards

The Company's stock-based compensation plans provide for awards of restricted shares of common stock and other stock-based incentive awards to officers and other employees and certain non-employees. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within four years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The fair value of restricted stock awards at the date of grant is charged to expense over the vesting period. The Company granted 160,500 shares of restricted common stock during fiscal 2005. These shares were accounted for under the intrinsic value method as prescribed in APB Opinion No. 25. Stock-based compensation cost is measured at the grant date based on the market price of the underlying common stock and is being recognized as expense over the vesting periods of four years. The restricted stock grants were valued at approximately $843,000 of which approximately $79,000 was recognized as compensation expense in fiscal 2005.

The remaining unrecognized balance will be recorded as compensation expense ratably over the vesting periods of the restricted stock of four (4) years. There were no restricted stock grants awarded in fiscal 2004 or fiscal 2003.

Stock-based Compensation Plans for Directors

The Company has three stock-based compensation plans for non-employee directors — the 1994 Non-Qualified Stock Option Plan, the 1997 Non-Qualified Stock Option Plan and the Directors' 2001 Stock Option Plan. Under the three plans, a total of 1.2 million shares have been authorized for option grants. As of September 30, 2005, under the three plans, a total of 0.4 million shares are available for new grants. The three plans have substantially similar terms and conditions and are structured to provide options to non-employee directors as follows: a new director receives a total of 45,000 options upon becoming a member of the Board; and continuing directors receive 15,000 options after each Annual Meeting of Shareholders. Under these plans, the option price is the fair market value at the time the option is granted. Beginning in fiscal 2001, all options granted become exercisable 25% per year beginning one year from the date of grant. Options granted prior to fiscal 2001 become exercisable at a rate of 20% per year beginning one year from the date of grant. During fiscal 2005, 165,000 options were granted under these plans at a weighted average price of $5.80. At September 30, 2005, a total of 772,500 options at a weighted average price of $10.54 are outstanding under these three plans, and 416,250 shares were exercisable at a weighted average price of $12.94. During fiscal 2004, 15,000 options were exercised under these plans, and during fiscal 2005 and 2003, no options were exercised under these plans. Non-employee directors of the Company are also eligible to receive option grants under the Company's 1996 Long-Term Incentive Plan. The above-mentioned activity for the stock-based compensation plans for directors is included in the option tables above.

Employee Stock Purchase Plan

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period. The plans provide for purchases by employees of up to an aggregate of 3,000,000 shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal 2005, 2004 and 2003 were 824,211, 616,760, and 704,921, respectively. At September 30, 2005, there are 84,613 shares available for purchase. The Company did not recognize compensation expense under these plans in fiscal 2005, 2004 or 2003.

Stock Warrants

In connection with the Merger, the Company issued to Jazz Semiconductor, Inc. ("Jazz Semiconductor") a warrant to purchase 1,017,900 shares of Skyworks common stock at a price of $24.02 per share. This warrant became exercisable in increments of 25% as of June 25, 2002, March 11, 2003, September 11, 2003 and March 11, 2004. The Company applied the Black-Scholes model to determine the fair value estimate and approximately $0.2 million, $0.8 million and $0.8 million was included in amortization of intangible assets related to this item in fiscal 2005, 2004 and 2003, respectively. The warrant expired without being exercised on January 20, 2005.

Note 10. Employee Benefit Plan, Pensions and Other Retiree Benefits

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old are eligible to receive a Company contribution. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company generally contributes a match of up to 4.0% of an employee's annual eligible compensation. For those employees employed by Alpha for five (5) years or more prior to the Merger, the Company contributes an additional match of up to 0.75% of the employee's annual eligible compensation. For fiscal years 2005, 2004 and 2003, the Company contributed and recognized expense for 681,883, 392,744, and 560,516 shares, respectively, of the Company's common stock valued at $5.1 million, $3.6 million and $4.2 million, respectively, to fund the Company's obligation under the 401(k) plan.

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately 20 Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees. The Company incurred net periodic benefit costs of $113,000, $108,000 and $119,000 for pension benefits in fiscal years 2005, 2004 and 2003, respectively. The Company incurred net periodic benefit costs of $118,000, $125,000 and $120,000 for retiree medical benefits in fiscal years 2005, 2004 and 2003, respectively.

The funded status of the Company's principal defined benefit and retiree medical benefit plans and the amounts recognized in the balance sheet are as follows (in thousands):

	Pension Benefits			Retiree Medical Benefits		
	2005	2004	2003	2005	2004	2003
Benefit obligations in excess of plan assets	$ 1,137	$ 969	$1,075	$1,238	$1,210	$1,046
Unrecognized net actuarial loss	(1,301)	(786)	(632)	—	—	—
Net accrued benefit cost	$ (164)	$ 183	$ 443	$1,238	$1,210	$1,046

Note 11. Commitments

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $9.8 million in both fiscal 2005 and fiscal 2004, and $10.4 million in fiscal 2003. Purchase options may be exercised, at fair market value, at various times for some of these leases. Future minimum payments under these non-cancelable leases are as follows (in thousands):

Fiscal Year	
2006	$ 6,980
2007	6,031
2008	5,354
2009	5,305
2010	4,862
Thereafter	2,306
	$30,838

In addition, the Company entered into licensing agreements for intellectual property rights and maintenance and support services during fiscal 2004. Pursuant to the terms of these agreements, the Company is committed to aggregate payments of $4.3 million, $3.4 million and $1.6 million in fiscal years 2006, 2007 and 2008, respectively.

Note 12. Contingencies

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters. In addition, in connection with the Merger, the Company has assumed responsibility for all then current and future litigation (including environmental and intellectual property proceedings) against Conexant or its subsidiaries in respect of the operations of Conexant's wireless business.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their technology. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations.

From time to time we are involved in legal proceedings in the ordinary course of business. We believe that there is no such ordinary course litigation pending that could have, individually or in the aggregate, a material adverse effect on our business, financial condition, results of operations or cash flows.

Note 13. Guarantees and Indemnities

The Company does not currently have any guarantees. The Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets.

Note 14. Special Charges

Special charges consist of the following (in thousands):

	Years Ended September 30,		
	2005	2004	2003
Asset impairments	$—	$13,183	$28,269
Restructuring	—	4,183	6,224
	$—	$17,366	$34,493

Special charges consist of charges for asset impairments and restructuring activities, as follows:

Asset Impairments

During the second quarter of fiscal 2004, the Company recorded a $13.2 million charge primarily related to the impairment of obsolete baseband technology licenses that were established prior to the Merger. This charge included approximately $1.8 million of contractual payment obligations, which have been paid in full as of September 30, 2005. The impairment charge was based on a recoverability analysis prepared by management based on the decision to discontinue certain products and the related impact on its current and projected outlook. Management believed these factors indicated that the carrying value of the related assets (intangible assets, machinery and equipment) was impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products (salvage value). Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The write down established a new cost basis for the impaired assets.

During the fourth quarter of fiscal 2003, the Company recorded a $26.0 million charge for the impairment of assets related to certain infrastructure products manufactured in its Woburn, Massachusetts and Adamstown, Maryland facilities. The Woburn facility primarily manufactures semiconductor products based on both silicon wafer technology and gallium arsenide technology. The Company's Adamstown, Maryland facility primarily manufactures ceramics components. The Company experienced a significant decline in factory utilization resulting from a downturn in the market for products manufactured at these two facilities and a decision to discontinue certain products. The impairment charge was based on a recoverability analysis prepared by management based on these factors and the related impact on its current and projected outlook. The Company projected lower revenues and new order volume for these products and management believed these factors indicated that the carrying value of the related assets (machinery, equipment and intangible assets) may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products over a five-year period. Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144, the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 16%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

In addition, during the fourth quarter of fiscal 2003 we recorded a $2.3 million charge for the impairment of our Haverhill, Massachusetts property. In fiscal 2003, we relocated our operations from this facility to our Woburn, Massachusetts and Mexicali, Mexico facilities.

Restructuring Charges

2004 Corporate Restructuring Plan

During fiscal 2004, the Company consolidated cellular systems software design centers in an effort to improve the Company's overall time to market for next-generation multimedia systems development. These actions aligned the Company's structure with its current business environment. The Company implemented reductions in force at three remote facilities and recorded restructuring charges of approximately $4.2 million for costs related to severance benefits for affected employees and lease obligations. Substantially all amounts accrued for have been paid as of September 30, 2005.

Activity and liability balances related to the fiscal 2004 restructuring actions are as follows (in thousands):

	Workforce Reductions	Facility Closings	Total
Charged to costs and expenses	$ 3,685	$ 498	$ 4,183
Cash payments	(3,530)	(287)	(3,817)
Restructuring balance, September 30, 2004	$ 155	$ 211	$ 366
Cash payments	(155)	(198)	(353)
Restructuring balance, September 30, 2005	$ —	$ 13	$ 13

2003 Corporate Restructuring Plans

During fiscal 2003, the Company recorded $6.2 million in restructuring charges to provide for workforce reductions and the consolidation of facilities. The charges were based upon estimates of the cost of severance benefits for affected employees and lease cancellation, facility sales, and other costs related to the consolidation of facilities. As of September 30, 2005, all amounts accrued for these actions have been paid.

Activity and liability balances related to the fiscal 2003 restructuring actions are as follows (in thousands):

	2003		
	Workforce Reductions	*Facility Closings and Other*	*Total*
Charged to costs and expenses	4,819	$ 1,405	$ 6,224
Cash payments	(3,510)	(1,236)	(4,746)
Restructuring balance, September 30, 2003	$ 1,309	$ 169	$ 1,478
Charged to costs and expenses	475	—	475
Cash payments	(1,777)	(116)	(1,893)
Restructuring balance, September 30, 2004	$ 7	$ 53	$ 60
Cash payments	(7)	(53)	(60)
Restructuring balance, September 30, 2005	$ —	$ —	$ —

Pre-Merger Alpha Restructuring Plan

In addition, the Company assumed approximately $7.8 million of restructuring reserves from Alpha in connection with the Merger. During fiscal 2005 and the fiscal years ended September 30, 2004 and 2003, payments related to the restructuring reserves assumed from Alpha were $0.2 million, $0.2 million, and $4.7 million, respectively. In addition, the Company reduced this restructuring reserve by approximately $0.5 million in fiscal 2004 primarily related to a reduction in facility closure costs. This reduction of expenses is reflected in the special charges line of the Company's results of operations. As of September 30, 2005, the restructuring reserve balance related to Alpha was $1.0 million and primarily relates to estimated future payments on a lease that expires in 2008.

Note 15. Segment Information and Concentrations

The Company follows SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments' profit or loss. Based on the guidance in SFAS No. 131, the Company has one operating segment for financial reporting purposes.

The Company operates in one business segment, which designs, develops, manufactures and markets proprietary semiconductor products and system solutions for manufacturers of wireless communication products.

Geographic Information

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

	Years Ended September 30,		
	2005	2004	2003
United States	$ 66,429	$ 74,105	$ 87,691
Other Americas	39,541	51,537	69,559
Total Americas	105,970	125,642	157,250
China	215,082	206,364	119,385
South Korea	107,225	188,090	157,772
Taiwan	92,171	69,126	60,449
Other Asia-Pacific	144,940	64,570	38,983
Total Asia-Pacific	559,418	528,150	376,589
Europe, Middle East and Africa	126,983	130,231	83,950
	$792,371	$784,023	$617,789

The Company's revenues by geography do not necessarily correlate to end handset demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas or within South Korea.

The increase in net revenues derived from Other Asia-Pacific in fiscal 2005 as compared to fiscal 2004 is due to the consolidation of the purchasing function of one of the Company's significant customers to Singapore in fiscal 2005 from other non-Asia Pacific locations.

The significant growth in net revenues derived from China in fiscal 2004 when compared to the previous fiscal year reflects the Company's market share gains across a number of domestic cellular handset suppliers in the region and primarily represents sales of complete cellular systems, DCR transceivers and front-end modules.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic property, plant and equipment balances, including property held for sale, are based on the physical locations within the indicated geographic areas and are as follows (in thousands):

	September 30, 2005	September 30, 2004
United States	$ 85,072	$ 81,356
Mexico	60,594	61,702
Other	5,172	6,951
	$150,838	$150,009

Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade receivables are primarily derived from sales to manufacturers of communications and consumer products. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary. As of September 30, 2005, Motorola, Inc. and RTI International accounted for approximately 16% and 15%, respectively of the Company's gross accounts receivable. As of September 30, 2004 Motorola, Inc. represented approximately 12% and Samsung Electronics Co. and RTI International each accounted for approximately 10% of the Company's gross accounts receivable. Samsung Electronics Co. accounted for 18% of the Company's gross accounts receivable balance at September 30, 2003.

The following customers accounted for 10% or more of net revenues:

	Years Ended September 30,		
	2005	2004	2003
Motorola, Inc.	21%	14%	11%
Sony Ericsson Mobile Communications AB	10%	8%	7%
Samsung Electronics Co.	7%	12%	15%

Note 16. Quarterly Financial Data (Unaudited)

(In thousands, except per share data)

	First Quarter(3)	Second Quarter	Third Quarter	Fourth Quarter(2)	Year
Fiscal 2005					
Net revenues	$220,160	$190,505	$191,532	$190,174	$792,371
Gross profit	88,019	72,599	77,874	69,280	307,772
Net income	13,917	1,244	7,389	3,061	25,611
Per share data(1)					
Net income, basic	0.09	0.01	0.05	0.02	0.16
Net income, diluted	0.09	0.01	0.05	0.02	0.16
Fiscal 2004					
Net revenues	$175,108	$183,471	$207,377	$218,067	$784,023
Gross profit	69,568	72,204	83,784	87,660	313,216
Net income (loss)	4,172	(9,421)	13,030	14,631	22,412
Per share data(1)					
Net income (loss), basic	0.03	(0.06)	0.09	0.09	0.15
Net income (loss), diluted	0.03	(0.06)	0.08	0.09	0.15

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) During the fourth quarter of fiscal 2004, the Company reduced the carrying value of its deferred tax assets by $3.5 million. This charge primarily originated from foreign exchange translation errors after establishing the $23.1 million tax benefit recorded in fiscal 2002 for the impairment of the Company's assembly and test machinery and equipment in Mexicali, Mexico immediately following completion of the Merger. The cumulative effect of these errors was reported in the provision for income taxes line of the statement of operations in the fourth quarter of fiscal 2004, as it did not have a material impact in prior periods. The aggregate $3.5 million charge and the effect on earnings per share, if any, are listed in the following table.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2004					
Reduction to Mexicali deferred tax asset ..	$(280)	$ (62)	$(742)	$ (72)	$(1,156)
Effect on diluted earnings per share, if any	—	—	—	—	(0.01)
Fiscal 2003					
Reduction to Mexicali deferred tax asset ..	$ 62	$(1,153)	$ 453	$(1,414)	$(2,052)
Effect on diluted earnings per share, if any	—	(0.01)	—	(0.01)	(0.01)
Fiscal 2002					
Reduction to Mexicali deferred tax asset ..	$ —	$ —	$ —	$ (256)	$ (256)
Effect on diluted earnings per share, if any	—	—	—	—	—

(3) During the first quarter of fiscal 2005, the Company reduced the carrying value of its deferred tax assets by $2.2 million. This charge resulted from a reduction of the statutory income tax rate in Mexico. This reduction is being reported in the provision for income taxes line of the statement of operations in the first quarter of fiscal 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15 for the years ended September 30, 2005, 2004 and 2003. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skyworks Solutions, Inc. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended September 30, 2005, 2004, and 2003, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Skyworks Solutions, Inc.'s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 14, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Boston, Massachusetts
December 14, 2005

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Stock Market under the symbol "SWKS." The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Stock Market. The number of stockholders of record of Skyworks' common stock as of February 1, 2006, was approximately 34,683.

	High	Low
Fiscal year ended September 30, 2005:		
First quarter	$10.91	$8.74
Second quarter	8.99	6.07
Third quarter	7.94	5.07
Fourth quarter	8.38	6.67
Fiscal year ended October 1, 2004:		
First quarter	$11.25	$7.40
Second quarter	12.45	9.13
Third quarter	12.68	7.98
Fourth quarter	10.04	6.98

Neither Skyworks nor its corporate predecessor, Alpha, have paid cash dividends on common stock since an Alpha dividend made in fiscal 1986, and Skyworks does not anticipate paying cash dividends in the foreseeable future. Our expectation is to retain all of our future earnings, if any, to finance future growth.

For information regarding securities authorized for issuance under stock-based compensation plans, see Item 12 of this Annual Report.

SKYWORKS SOLUTIONS, INC.

UNAUDITED RECONCILIATION OF PRO FORMA NON-GAAP MEASURES

	Year Ended			
(In millions, except per share amounts)	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003	Sept. 27, 2002
GAAP net revenues	$792	$784	$618	$458
Alpha[a]	—	—	—	85
Pro forma net revenues	$792	$784	$618	$543

	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003	Sept. 27, 2002
GAAP Operating income (loss)	$50	$43	$(34)	$(251)
Reduction to purchase obligation[b]	—	—	(4)	—
Asset impairments[c]	—	14	28	112
Restructuring charges[d]	1	4	9	17
Purchased in-process research and development	—	—	—	66
Lease and leasehold improvements[e]	1	—	—	—
Amortization of intangible assets	3	3	4	13
Alpha[a]	—	—	—	(29)
Pro forma operating income (loss)	$55	$64	$ 3	$ (72)

	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003	Sept. 27, 2002
GAAP net income (loss) per share, diluted	$0.16	$0.15	$(3.24)	$(1.72)
Reduction to purchase obligation[b]	—	—	(0.03)	—
Asset impairments[c]	—	0.10	0.20	0.82
Restructuring charges[d]	0.01	0.03	0.06	0.12
Purchased in-process research and development	—	—	—	0.48
Lease and leasehold improvements[e]	0.01	—	—	—
Amortization of intangible assets	0.01	0.01	0.03	0.09
Goodwill impairment[f]	—	—	2.85	—
Alpha[a]	—	—	—	(0.21)
Tax adjustments[g]	0.08	0.02	—	(0.17)
Pro forma net income (loss) per share, diluted	$0.27	$0.31	$(0.13)	$(0.59)

	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003	Sept. 27, 2002
GAAP cash and cash equivalents	$117	$124	$162	$53
Short-term investments	113	85	4	—
Restricted cash	6	6	5	—
Pro forma cash balance	$236	$215	$171	$53

[a] The pro forma information assumes Alpha Industries, Inc. and Conexant Systems, Inc.'s wireless business had been combined from the beginning of fiscal 2002. The GAAP results reflect the application of reverse merger accounting principles which provide that the historical results of Conexant's wireless business be treated as the historical results of the combined entity. Therefore, the GAAP results reflect Conexant's wireless business only through June 25, 2002, the date the merger closed, and combined results for all periods thereafter.

[b] Represents a change in the estimate of the Company's excess costs related to its purchase obligation with Jazz Semiconductor, Inc. which was included in cost of goods sold.

[c] In fiscal 2004, these changes primarily consist of a write-down of legacy technology licenses related to the Company's cellular systems business which was included in operating expenses, except for $0.9 million which was included in cost of goods sold.

In fiscal 2003, these charges primarily consist of a write-down of assets related to the Company's infrastructure business which was included in operating expenses.

In fiscal 2002, these charges primarily consist of a write-down of goodwill associated with the acquisition of the Philsar Bluetooth business and a write-down of assets related to the Company's assembly and test capacity.

[d] In fiscal 2005, these charges related to the exit of Conexant's Assembly and Test business. Approximately, $1.0 million and $0.3 million were included in cost of goods sold and selling, general and administrative expenses, respectively.

In fiscal 2004, fiscal 2003 and fiscal 2002, these charges represent certain costs incurred to implement facility consolidations and were included in special charges, except for $0.3 million which was included in cost of goods sold for the year ended October 1, 2004 and $2.6 million which was included in selling, general and administrative expenses for the year ended October 3, 2003.

[e] These charges represent an aggregate adjustment for the correction of an error in the manner in which the Company accounted for scheduled rent increases and amortization of leasehold improvements.

[f] The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" during fiscal 2003. As a result of the adoption of SFAS No. 142, the Company was required to evaluate for impairment goodwill and intangible assets that have indefinite lives. Based on this evaluation, the Company determined that its goodwill was impaired. The amount of this impairment charge was $397.1 million.

[g] In fiscal 2005, these charges primarily represent a non-cash tax charge related to the utilization of pre-merger deferred tax assets.

In fiscal 2004, these charges primarily represent a cumulative adjustment reducing the foreign deferred tax asset.

In fiscal 2002, these charges represent a deferred tax benefit related to the write-down of assembly and test capacity.

The above pro forma non-GAAP measures are based upon our unaudited consolidated statements of operations for the periods shown. These non-GAAP financial measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges and non-recurring items that we believe are not indicative of our ongoing operations and economic performance. Additionally, since we have historically reported non-GAAP results to the investment community, the inclusion of non-GAAP financial measures provides consistency in our financial reporting. Further, these non-GAAP financial measures are one of the primary indicators management uses for planning and forecasting in future periods. The presentation of this additional information should not be considered in isolation or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.

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Corporate Information

EXECUTIVE MANAGEMENT

David J. Aldrich
President, Chief Executive Officer
and Director

Kevin D. Barber
Senior Vice President and General Manager,
Mobile Platforms

Bruce J. Freyman
Vice President, Worldwide Operations

Liam K. Griffin
Senior Vice President, Sales and Marketing

Allan M. Kline
Vice President and Chief Financial Officer

George M. LeVan
Vice President, Human Resources

Thomas S. Schiller
Vice President, Corporate Development

Nien-Tsu Shen
Vice President, Quality

Stanley A. Swearingen, Jr.
Vice President and General Manager,
Linear Products

Mark V.B. Tremallo
Vice President, General Counsel
and Secretary

Gregory L. Waters
Executive Vice President

BOARD OF DIRECTORS

Dwight W. Decker, Ph.D.
Chairman of the Board
Chairman and Chief Executive Officer
Conexant Systems, Inc.

David J. Aldrich
President and Chief Executive Officer
Skyworks Solutions, Inc.

Kevin L. Beebe
Group President, Operations
ALLTEL Corporation

Moiz M. Beguwala
Executive
Conexant Systems, Inc.

Timothy R. Furey
Chairman and Chief Executive Officer
MarketBridge

Balakrishnan S. Iyer
Retired Senior Vice President and Chief Financial Officer
Conexant Systems, Inc.

Thomas C. Leonard
Retired Chairman and Chief Executive Officer
Alpha Industries, Inc.

David J. McLachlan
Retired Senior Executive
Genzyme Corporation

David P. McGlade
Chief Executive Officer
Intelsat, Ltd.

CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of shareholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

ANNUAL MEETING

The annual meeting of shareholders will be held on March 30, 2006, in Burlington, Massachusetts.

INVESTOR RELATIONS

You can contact the Skyworks Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: www.skyworksinc.com.

COMMON STOCK

Skyworks common stock is traded on the NASDAQ Stock Market® under the symbol SWKS.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP
Boston, MA

SKYWORKS SOLUTIONS, INC.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com